Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

OASIS PETROLEUM INC.,

OHM MERGER SUB INC.,

NEW OHM LLC,

and

WHITING PETROLEUM CORPORATION

Dated as of March 7, 2022

TABLE OF CONTENTS

- i -

- ii -

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 7, 2022 (this “Agreement”), is entered into by and among Oasis Petroleum Inc., a Delaware corporation (“Ohm”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Ohm (“Merger Sub”), New Ohm LLC, a Delaware limited liability company and a wholly owned Subsidiary of Ohm (“LLC Sub”), and Whiting Petroleum Corporation, a Delaware corporation (“Firefly”).

WHEREAS, the Board of Directors of Firefly (the “Firefly Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub with and into Firefly, with Firefly continuing as the surviving entity following such merger (the “Company Merger”) and, following the Company Merger, the merger of Firefly with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “LLC Sub Merger” and together with the Company Merger, the “Mergers”), are fair to, and in the best interests of, Firefly and the holders of the shares of common stock of Firefly, par value $0.001 per share (the “Firefly Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Firefly Common Stock for its adoption, and (iv) resolved to recommend that the holders of Firefly Common Stock approve and adopt this Agreement and the Transactions, including the Mergers;

WHEREAS, the Board of Directors of Ohm (the “Ohm Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Ohm (“Ohm Common Stock”), pursuant to the Transactions (the “Ohm Stock Issuance”), and the Ohm Charter Amendment, are fair to, and in the best interests of, Ohm and the holders of Ohm Capital Stock, (ii) approved and declared advisable this Agreement, the Transactions, including the Ohm Stock Issuance and the Ohm Charter Amendment, and (iii) resolved to recommend that the holders of Ohm Common Stock approve the Ohm Stock Issuance and the Ohm Charter Amendment;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger;

WHEREAS, Ohm, as the sole member of LLC Sub, has approved and declared advisable this Agreement and the Transactions, including the LLC Sub Merger;

WHEREAS, Ohm, as the sole stockholder of Merger Sub, will adopt this Agreement immediately following its execution; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Ohm, Merger Sub, LLC Sub and Firefly agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1      Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2      Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Applicable Date	4.5(a)
Appraisal Shares	3.5
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificates	3.4(b)(i)
Certificates of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(a)
Continuing Employees	6.9(a)
Converted PSU Award	3.3(b)
Converted RSU Award	3.3(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
days	9.4(e)
DGCL	2.1(a)
DLLCA	2.3(b)
DTC	3.4(b)(ii)
e-mail	9.3
Eligible Shares	3.1(b)(i)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)

Definition	Section
Excluded Shares	3.1(b)(iii)
Firefly	Preamble
Firefly 401(k) Plan	6.9(f)
Firefly Alternative Acquisition Agreement	6.3(d)(iv)
Firefly Board	Recitals
Firefly Board Recommendation	4.3(a)
Firefly Capital Stock	4.2(a)
Firefly Change of Recommendation	6.3(d)(vii)
Firefly Common Stock	Recitals
Firefly Contracts	4.19(b)
Firefly Designees	2.7(a)
Firefly Disclosure Letter	Article IV
Firefly Employee	4.10(i)
Firefly Equity Plan	3.3(a)
Firefly FA	4.22
Firefly Intellectual Property	4.14(a)
Firefly Marketing Contract	4.19(a)(ii)
Firefly Material Adverse Effect	4.1
Firefly Material Leased Real Property	4.15
Firefly Material Real Property Lease	4.15
Firefly Owned Real Property	4.15
Firefly Permits	4.9(a)
Firefly Preferred Stock	4.2(a)
Firefly PSU Award	3.3(b)
Firefly Related Party Transaction	4.24
Firefly Reserve Report	4.17(a)
Firefly SEC Documents	4.5(a)
Firefly Stockholders Meeting	4.4
Firefly Tax Certificate	6.17(b)
Firefly RSU Award	3.3(a)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.4(b)(i)
LLC Sub	Recitals
LLC Sub Merger	Recitals
LLC Sub Merger Effective Time	2.2(b)
made available	9.4(e)
Material Firefly Insurance Policies	4.20
Material Ohm Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble

Definition	Section
Merger Sub Board	Recitals
Mergers	Recitals
Minimum Liquidity	6.26
New Plans	6.9(a)
Ohm	Preamble
Ohm 401(k) Plan	6.9(f)
Ohm Alternative Acquisition Agreement	6.4(d)(iv)
Ohm Board	Recitals
Ohm Board Recommendation	5.3(a)
Ohm Capital Stock	5.2(a)
Ohm Change of Recommendation	6.4(d)(vii)
Ohm Common Stock	Recitals
Ohm Contracts	5.19(b)
Ohm Designees	2.7(a)
Ohm Disclosure Letter	Article V
Ohm Employee	5.10(i)
Ohm Equity Plan	5.2(b)
Ohm FA	5.22
Ohm Independent Petroleum Engineers	5.17(a)
Ohm Intellectual Property	5.14(a)
Ohm Marketing Contract	5.19(a)(ii)
Ohm Material Adverse Effect	5.1
Ohm Material Leased Real Property	5.15
Ohm Material Real Property Lease	5.15
Ohm Owned Real Property	5.15
Ohm Permits	5.9(a)
Ohm Preferred Stock	5.2(a)
Ohm Related Party Transaction	5.24
Ohm Reserve Report	5.17(a)
Ohm SEC Documents	5.5(a)
Ohm Stock Issuance	Recitals
Ohm Stockholders Meeting	4.4
Ohm Tax Certificate	6.17(b)
Outside Date	8.1(b)(ii)
pdf	2.2(a)
Post-Effective Time Dividends	3.4(g)
Registration Statement	4.8
Reorganization Treatment	Recitals
Rights-of-Way	4.16
Share Consideration	3.1(b)(i)
Second Request	6.8(d)
Surviving Corporation	2.1(a)
Surviving Corporation Stock	3.1(a)
Surviving Entity	2.1(b)
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11

Article II
THE MERGERS

Section 2.1      The Mergers. Upon the terms and subject to the conditions of this Agreement:

(a)            at the Company Merger Effective Time, Merger Sub will be merged with and into Firefly in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Company Merger, the separate existence of Merger Sub shall cease and Firefly shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Firefly is sometimes referred to herein as the “Surviving Corporation”) as a direct wholly owned subsidiary of Ohm; and

(b)            at the LLC Sub Merger Effective Time, the Surviving Corporation will be merged with and into LLC Sub in accordance with the provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the LLC Sub Merger, the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, LLC Sub is sometimes referred to herein as the “Surviving Entity”) as a direct wholly owned subsidiary of Ohm.

Section 2.2      Closing.

(a)            The closing of the Mergers (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Ohm and Firefly. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)            As soon as practicable on the Closing Date, the Parties will cause certificates of merger with respect to each of the Mergers to be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA, as applicable (the “Certificates of Merger”), and to be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger shall become effective upon the due filing and acceptance of the Certificate of Merger related to the Company Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”). As soon as practicable following the Company Merger Effective Time, the Certificate of Merger related to the LLC Sub Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the effective time of the LLC Sub Merger becoming effective upon such filing, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the “LLC Sub Merger Effective Time”).

Section 2.3      Effect of the Mergers.

(a)            At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of Firefly and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Firefly and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b)            At the LLC Sub Merger Effective Time, the LLC Sub Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the LLC Sub Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and LLC Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

Section 2.4      Organizational Documents of the Surviving Corporation. The Organizational Documents of Firefly in effect immediately prior to the Company Merger Effective Time shall remain in place and shall be the Organizational Documents of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.5      Organizational Documents of the Surviving Entity. The Organizational Documents of LLC Sub in effect immediately prior to the LLC Sub Merger Effective Time shall be the Organizational Documents of the Surviving Entity, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.6      Directors and Officers of the Surviving Corporation and the Surviving Entity. The Parties shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. The directors and officers of the Surviving Entity shall be the directors and officers of LLC Sub immediately prior to the LLC Sub Merger Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

Section 2.7      Directors and Executive Management of Ohm.

(a)            At the Company Merger Effective Time, the Ohm Board shall consist of ten (10) directors, of whom (i) five (5) directors shall be designated by Ohm, which designees shall consist of Daniel Brown (the Chief Executive Officer) and four (4) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Ohm prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Ohm Designees”), and (ii) five (5) directors shall be designated by Firefly, which designees shall consist of Lynn Peterson (the Executive Chair) and four (4) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Firefly prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Firefly Designees”).

(b)            Prior to the Company Merger Effective Time, Ohm shall take all actions necessary or appropriate to cause the resignation of the directors serving on the Ohm Board who are not Ohm Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Ohm or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Company Merger Effective Time (pursuant to written resignation letters, copies of which will be provided to Firefly) such that, after giving effect to such resignations, the Ohm Board shall consist of the Ohm Designees and the Firefly Designees.

(c)            At the Company Merger Effective Time, Daniel Brown shall be the Chief Executive Officer of Ohm. Ohm shall take all necessary or appropriate action to appoint, at the Company Merger Effective Time, the executive management positions with Ohm listed on Schedule 2.7 of the Ohm Disclosure Letter and to take such other action as is identified in Section 2.7 of the Ohm Disclosure Letter.

Section 2.8      Name and Trading Symbol. As of the Company Merger Effective Time, Ohm shall cause the name and NASDAQ ticker symbol of Ohm to be changed to such name and ticker symbol as mutually agreed upon by the Parties.

Section 2.9      Headquarters. Immediately following the Company Merger Effective Time, Ohm shall continue to have its registered office and global headquarters located in Houston, Texas.

Article III
EFFECT OF THE MERGERS; EXCHANGE

Section 3.1      Effect of the Company Merger on Capital Stock.

(a)            Capital Stock of Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Ohm, Merger Sub, Firefly, or any holder of any securities of Ohm, Merger Sub or Firefly, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

(b)            Capital Stock of Firefly. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Ohm, Merger Sub, Firefly, or any holder of any securities of Ohm, Merger Sub or Firefly:

(i)             Subject to the other provisions of this Article III, each share of Firefly Common Stock, issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Excluded Shares, any shares of Firefly Common Stock covered by Section 3.3 and any Appraisal Shares) (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to receive: (A) 0.5774 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Ohm Common Stock (the “Share Consideration”) and (B) $6.25 in cash, without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”).

(ii)            All such shares of Firefly Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Firefly Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).

(iii)            All shares of Firefly Common Stock held by Firefly as treasury shares or by Ohm or Merger Sub immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c)            Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Firefly Common Stock, or securities convertible or exchangeable into or exercisable for shares of Firefly Common Stock or (ii) the number of shares of Ohm Common Stock, or securities convertible or exchangeable into or exercisable for shares of Ohm Common Stock (including options to purchase Ohm Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio and Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio and Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).

(d)            Firefly Warrants. Prior to the Company Merger Effective Time, Ohm shall deliver a written instrument to the warrant agent under each Firefly Warrant Agreement providing that holders of each Firefly Warrant have the right to acquire and receive, effective as of the Company Merger Effective Time, upon the exercise of such Firefly Warrant, on the same terms and conditions as nearly equivalent as may be practicable to the provisions set forth in the applicable Firefly Warrant Agreement, the number of shares of Ohm Common Stock (rounded down to the nearest whole number of shares of Ohm Common Stock) equal to the product of (i) the number of shares of Firefly Common Stock subject to such warrant immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, which Ohm Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) (x) the exercise price per share of Firefly Common Stock of such Firefly Warrant immediately prior to the Company Merger Effective Time, less (y) the Cash Consideration by (B) the Exchange Ratio.

Section 3.2      Effect of the LLC Sub Merger. At the LLC Sub Merger Effective Time, by virtue of the LLC Sub Merger and without any action on the part of LLC Sub, the Surviving Corporation, or any holder of any securities of LLC Sub or the Surviving Corporation:

(a)            Capital Stock of the Surviving Corporation. Each share of Surviving Corporation Stock issued and outstanding immediately prior to the LLC Sub Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the LLC Sub Merger Effective Time. Each holder of a share of Surviving Corporation Stock that was outstanding immediately prior to the LLC Sub Merger Effective Time shall cease to have any rights with respect thereto.

(b)            Units of LLC Sub. Each unit of LLC Sub issued and outstanding immediately prior to the LLC Sub Merger Effective Time shall remain issued and outstanding and shall represent validly issued, fully paid and nonassessable units of the Surviving Entity (except as such non-assessability may be limited by the DLLCA), which shall constitute the only outstanding units of the Surviving Entity immediately following the LLC Sub Merger Effective Time.

Section 3.3      Treatment of Firefly Equity Awards.

(a)            Firefly RSU Awards. Each outstanding award of restricted stock units subject to time-based vesting issued pursuant to Firefly’s 2020 Equity Incentive Plan, as may be amended from time to time (the “Firefly Equity Plan”), that is outstanding immediately prior to the Company Merger Effective Time (each, a “Firefly RSU Award”) shall, effective as of the Company Merger Effective Time, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Ohm and each share of Firefly Common Stock subject to such Firefly RSU Award shall be converted into the right to receive, upon vesting, the Merger Consideration (such converted award, a “Converted RSU Award”). Effective as of the Company Merger Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Firefly RSU Award immediately prior to the Company Merger Effective Time; provided that (i) one-third of each Firefly RSU Award granted in September 2020 to an executive officer of Firefly shall vest immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, each share of Firefly Common Stock issuable in respect of such vested portion shall be canceled in exchange for the right to receive the Merger Consideration in accordance with Section 3.1(b) at the Company Merger Effective Time and (ii) any remaining unvested portion of such award shall be assumed by Ohm and converted in accordance with the foregoing provisions of this Section 3.3(a); provided, further, that, each Firefly RSU Award held by a member of the Firefly Board shall vest in full immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, such award shall be canceled in exchange for the right to receive, at the Company Merger Effective Time, the right to receive the Merger Consideration in accordance with Section 3.1(b) with respect to each share of Firefly Common Stock subject to such award.

(b)            Firefly PSU Awards. Each outstanding award of performance stock units issued pursuant to the Firefly Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (each, a “Firefly PSU Award”) shall, effective as of the Company Merger Effective Time, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Ohm and each share of Firefly Common Stock subject to such Firefly PSU Award shall be converted into the right to receive, upon vesting, the Merger Consideration (such converted award, a “Converted PSU Award”), with the number of shares of Firefly Common Stock subject to such Firefly PSU Award for purposes of this Section 3.3(b) determined based on the greater of (i) the target number of performance stock units subject to such Firefly PSU Award and (ii) actual achievement of the performance criteria applicable to such Firefly PSU Award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time. Effective as of the Company Merger Effective Time, each Converted PSU Award shall otherwise continue to be governed by the same terms and conditions that were applicable to the corresponding Firefly PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements). Firefly shall provide Ohm with an estimate of the number of shares of Firefly Common Stock subject to Firefly PSU Awards that will be earned pursuant to the first sentence of this Section 3.3(b) at least five (5) Business Days prior to the Company Merger Effective Time.

(c)            Prior to the Company Merger Effective Time, the Firefly Board (or, if appropriate, any committee thereof administering the Firefly Equity Plan) shall pass any necessary resolutions or take any other required action in order to (i) effect the foregoing provisions of this Section 3.3, including the ability to convert the Firefly RSU Awards and the Firefly PSU Awards into the right to receive the Merger Consideration, in each case, upon vesting, and (ii) amend the terms of the Firefly RSU Awards and Firefly PSU Awards such that any dividend equivalent rights (or the equivalent thereof) that shall or may be settled in shares of Firefly Common Stock shall be settled in cash in lieu of shares of Firefly Common Stock. Firefly shall be entitled to deduct and withhold from the consideration contemplated within this Section 3.3 in accordance with the terms of this Agreement and the Firefly Equity Plan. On the Closing Date or as soon as reasonably practicable thereafter, Ohm shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Ohm Common Stock subject to such Converted RSU Awards and Converted PSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted RSU Awards and Converted PSU Awards remain outstanding. With respect to those individuals who subsequent to the Company Merger Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Ohm shall administer the Converted RSU Awards and Converted PSU Awards assumed pursuant to this Section 3.3 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

Section 3.4      Payment for Securities; Exchange.

(a)            Exchange Agent; Exchange Fund. Prior to the Company Merger Effective Time, Ohm shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to Firefly and Ohm to act as agent for the holders of Firefly Common Stock in connection with the Company Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Promptly after the Company Merger Effective Time, Ohm shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 3.1. Ohm agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Ohm Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Ohm or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Ohm. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Ohm shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Ohm, be promptly returned to Ohm or the Surviving Corporation.

(b)            Payment Procedures.

(i)            Certificates. As soon as practicable after the Company Merger Effective Time, Ohm shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Company Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Company Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Ohm and Firefly prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Ohm Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Ohm Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Firefly Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional shares of Ohm Common Stock pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(ii)            Non-DTC Book-Entry Shares. As soon as practicable after the Company Merger Effective Time, Ohm shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Company Merger, (B) a statement reflecting the number of shares of Ohm Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Ohm Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Firefly Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional shares of Ohm Common Stock pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(iii)           DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Ohm and Firefly shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), if any, and Post-Effective Time Dividends.

(iv)           No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)            With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Firefly as of the Company Merger Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v), each Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and any Post-Effective Time Dividends payable in respect of such shares of Firefly Common Stock.

(c)           Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Firefly Common Stock. At the Company Merger Effective Time, the stock transfer books of Firefly shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of Firefly of the shares of Firefly Common Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of Firefly on the 180th day after the Closing Date shall be delivered to Ohm, upon demand, and any former common stockholders of Firefly who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Ohm for payment of their claim for such amounts.

(e)           No Liability. None of the Surviving Corporation, Ohm, Merger Sub, LLC Sub or the Exchange Agent shall be liable to any holder of Firefly Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Ohm, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends payable in respect of the shares of Firefly Common Stock formerly represented by such Certificate.

(g)           Distributions with Respect to Unexchanged Shares of Ohm Common Stock. No dividends or other distributions declared or made with respect to shares of Ohm Common Stock with a record date after the Company Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Ohm Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Ohm Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Ohm Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole shares of Ohm Common Stock, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Ohm Common Stock. For purposes of dividends or other distributions in respect of shares of Ohm Common Stock, all whole shares of Ohm Common Stock to be issued pursuant to the Company Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole shares of Ohm Common Stock were issued and outstanding as of the Company Merger Effective Time.

(h)            No Fractional Shares of Ohm Common Stock. No certificates or scrip or shares representing fractional shares of Ohm Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Ohm or a holder of shares of Ohm Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Ohm Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Ohm Common Stock multiplied by (ii) the volume weighted average price of Ohm Common Stock for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Ohm, and Ohm shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Ohm Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Ohm, Firefly, the Surviving Corporation, LLC Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Ohm Common Stock pursuant to this Agreement, a portion of the Ohm Common Stock otherwise deliverable hereunder may be withheld); provided, however, that except in the case of withholding required under applicable Law in respect of any consideration payable pursuant to Section 3.3 or Section 3.4(h) and Post-Effective Time Dividends, (i) the relevant withholding party shall use reasonable best efforts to provide prior written notice to Firefly promptly after it determines withholding is required under this Section 3.4(i), and (ii) Ohm will consult with Firefly in good faith to determine whether such deduction or withholding is required and will reasonably cooperate with Firefly to minimize the amount of any applicable deduction or withholding. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Ohm Common Stock, the relevant withholding agent shall be treated as having sold such Ohm Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

Section 3.5      Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Firefly Common Stock issued and outstanding immediately prior to the Company Merger Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(b)(i), but instead at the Company Merger Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Company Merger Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Firefly Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Company Merger Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Company Merger Effective Time, the right to receive, without interest thereon, the Merger Consideration. Firefly shall deliver prompt notice to Ohm of any demands for appraisal of any shares of Firefly Common Stock and Firefly shall provide Ohm with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Company Merger Effective Time, Firefly shall not, without the prior written consent of Ohm, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Article IV
REPRESENTATIONS AND WARRANTIES OF FIREFLY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Firefly to Ohm, Merger Sub and LLC Sub on or prior to the date of this Agreement (the “Firefly Disclosure Letter”) and except as disclosed in the Firefly SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Firefly Chapter 11 Plan)) filed with or furnished to the SEC and available on EDGAR, since January 1, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Firefly represents and warrants to Ohm, Merger Sub and LLC Sub as follows:

Section 4.1      Organization, Standing and Power. Each of Firefly and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Firefly’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Firefly and its Subsidiaries, taken as a whole (a “Firefly Material Adverse Effect”). Each of Firefly and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Firefly has heretofore made available to Ohm complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Firefly, each as amended prior to the execution of this Agreement, and each as made available to Ohm is in full force and effect, and neither Firefly nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2      Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of Firefly consists of (i) 500,000,000 shares of Firefly Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share (“Firefly Preferred Stock” and, together with the Firefly Common Stock, the “Firefly Capital Stock”).  At the close of business on March 5, 2022 (the “Measurement Date”): (A) 39,241,577 shares of Firefly Common Stock were issued and outstanding, and approximately 2,121,304 shares of Firefly Common Stock were reserved for issuance, (B) 4,837,376 Firefly Series A Warrants to purchase 4,837,376 shares of Firefly Common Stock were issued and outstanding, (C) 2,418,832 Firefly Series B Warrants to purchase 2,418,832 shares of Firefly Common Stock were issued and outstanding, and (D) no shares of Firefly Preferred Stock were issued and outstanding.

(b)           At the close of business on the Measurement Date, (i) there are (a) 545,841 shares of Firefly Common Stock subject to outstanding Firefly RSU Awards, including 33,659 shares subject to awards granted in September 2020 to executive officers of Firefly, and (b) 316,096 shares of Firefly Common Stock subject to outstanding Firefly PSU Awards, assuming target achievement; and (ii) 4,911,284 shares of Firefly Common Stock remain available for issuance, including 2,789,980 shares of Firefly Common Stock pursuant to the Firefly Equity Plan.

(c)           As of the close of business on the Measurement Date, except as set forth in this Section 4.2, there are outstanding: (1) no shares of Firefly Capital Stock or any Voting Debt or other voting securities of Firefly; (2) no securities of Firefly or any Subsidiary of Firefly convertible into or exchangeable or exercisable for shares of Firefly Capital Stock, Voting Debt or other voting securities of Firefly; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Firefly or any Subsidiary of Firefly is a party or by which it is bound in any case obligating Firefly or any Subsidiary of Firefly to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Firefly Capital Stock or any Voting Debt or other voting securities of Firefly, or obligating Firefly or any Subsidiary of Firefly to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d)            All outstanding shares of Firefly Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Firefly Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Firefly Equity Plan). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Firefly are owned by Firefly, or a direct or indirect wholly owned Subsidiary of Firefly, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 4.2(d) of the Firefly Disclosure Letter. There are not any stockholder agreements, voting trusts or other agreements to which Firefly or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Firefly or any of its Subsidiaries. No Subsidiary of Firefly owns any shares of Firefly Common Stock or any other shares of Firefly Capital Stock.

(e)            As of the date of this Agreement, neither Firefly nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(e) of the Firefly Disclosure Letter.

Section 4.3      Authority; No Violations; Consents and Approvals.

(a)            Firefly has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by Firefly and the consummation by Firefly of the Transactions have been duly authorized by all necessary corporate action on the part of Firefly, subject, only with respect to the consummation of the Mergers, to Firefly Stockholder Approval and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by Firefly, and assuming the due and valid execution of this Agreement by Ohm, Merger Sub and LLC Sub, constitutes a valid and binding obligation of Firefly enforceable against Firefly in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Firefly Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Firefly and the holders of the Firefly Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Firefly Common Stock for its adoption, and (iv) resolved to recommend that the holders of Firefly Common Stock approve and adopt this Agreement and the Transactions, including the Mergers (such recommendation described in clause (iv), the “Firefly Board Recommendation”). Firefly Stockholder Approval is the only vote of the holders of any class or series of the Firefly Capital Stock necessary to approve and adopt this Agreement and the Mergers.

(b)            The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Firefly (assuming Firefly Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Firefly or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Firefly Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Firefly or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and Firefly Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Firefly or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c)            Except for this Agreement, Firefly is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Ohm Board.

Section 4.4      Consents. No Consent from any Governmental Entity is required to be obtained or made by Firefly or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Firefly or the consummation by Firefly of the Transactions, except for: (a) the filing of a premerger notification report by Firefly under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of Firefly to be held for the purposes of obtaining Firefly Stockholder Approval (including any postponement, adjournment or recess thereof, the “Firefly Stockholders Meeting”) and (y) the meeting of the stockholders of Ohm to be held for the purposes of obtaining the Ohm Stockholder Approval and the Ohm Charter Amendment Approval (including any postponement, adjournment or recess thereof, the “Ohm Stockholders Meeting”), and (ii) such reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (f) approval of the Federal Communications Commission pursuant to Section 310 of the Communications Act of 1934; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.5      SEC Documents; Financial Statements.

(a)            Since December 31, 2020 (the “Applicable Date”), Firefly has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Firefly SEC Documents”). As of their respective dates, each of the Firefly SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Firefly SEC Documents, and none of the Firefly SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements of Firefly included in the Firefly SEC Documents, including all notes and schedules thereto, complied, or, in the case of Firefly SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Firefly SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Firefly and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Firefly and its consolidated Subsidiaries for the periods presented therein.

(c)            Firefly has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Firefly, including its consolidated Subsidiaries, required to be disclosed by Firefly in the reports that it files or submits under the Exchange Act is accumulated and communicated to Firefly’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Firefly in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Firefly’s financial reporting and the preparation of Firefly financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Firefly or its Subsidiaries, (ii) is not, and since January 1, 2021, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Firefly’s internal controls, and (iii) is not, and since January 1, 2021, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Firefly (as defined in Rule 3b-7 under the Exchange Act) or director of Firefly or any of its Subsidiaries. The principal executive officer and the principal financial officer of Firefly have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Firefly SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6      Absence of Certain Changes or Events.

(a)            Since December 31, 2021, there has not been any Firefly Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Firefly Material Adverse Effect.

(b)           From December 31, 2021 through the date of this Agreement:

(i)            Firefly and its Subsidiaries have conducted their business in the ordinary course of business in all material respects; and

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Firefly or any of its Subsidiaries, including the Oil and Gas Properties of Firefly and its Subsidiaries, whether or not covered by insurance.

Section 4.7      No Undisclosed Material Liabilities. There are no liabilities of Firefly or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Firefly dated as of December 31, 2021 (including the notes thereto) contained in Firefly’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2021; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2021; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.8      Information Supplied. None of the information supplied or to be supplied by Firefly for inclusion or incorporation by reference in (a) a registration statement on Form S-4 to be filed with the SEC by Ohm pursuant to which shares of Ohm Common Stock issuable in the Company Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Firefly and to stockholders of Ohm and at the time of the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Firefly with respect to statements made therein based on information supplied by Ohm, Merger Sub or LLC Sub specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.

Section 4.9      Firefly Permits; Compliance with Applicable Law.

(a)            Firefly and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Firefly Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. All Firefly Permits are in full force and effect and no suspension or cancellation of any of the Firefly Permits is pending or, to the knowledge of Firefly, threatened, and Firefly and its Subsidiaries are in compliance with the terms of the Firefly Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b)            The businesses of Firefly and its Subsidiaries and, with respect to the business and Oil and Gas Properties of Firefly and its Subsidiaries that are operated by third parties, to the knowledge of Firefly, are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Firefly or any of its Subsidiaries is pending or, to the knowledge of Firefly, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.10      Compensation; Benefits.

(a)            Set forth on Schedule 4.10(a) of the Firefly Disclosure Letter is a list, as of the date hereof, of all of the material Firefly Benefit Plans.

(b)           True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Firefly Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Ohm or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Firefly Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Firefly Benefit Plan.

(c)           Each Firefly Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)           There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Firefly, threatened against, or with respect to, any of the Firefly Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Firefly Benefit Plans.

(e)           All contributions required to be made by Firefly or any of its Subsidiaries to the Firefly Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)            Each Firefly Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Firefly Benefit Plan. With respect to any Firefly Benefit Plan, none of Firefly or any of its Subsidiaries, or, to the knowledge of Firefly, any other Person, has engaged in a transaction in connection with which Firefly or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Firefly and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)           None of Firefly, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Firefly Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)           Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Firefly Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Firefly or any Subsidiary thereof (a “Firefly Employee”) or other current or former director, officer, employee or independent contractor under any Firefly Benefit Plan, (ii) directly or indirectly cause Firefly to transfer or set aside any material amount of assets to fund any material benefits under any Firefly Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Firefly Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Firefly or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Firefly or any of its Subsidiaries that would, individually or in combination with any other such payment from Firefly or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)            Neither Firefly nor any Subsidiary of Firefly has any obligation to provide, and no Firefly Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)            Each Firefly Benefit Plan or any other agreement, arrangement, or plan of Firefly or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)            No Firefly Benefit Plan is maintained outside the jurisdiction of the United States or covers any Firefly Employees who reside or work outside of the United States.

Section 4.11      Labor Matters.

(a)            Neither Firefly nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement with, and no employee of Firefly or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Firefly, threatened union representation petition involving employees of Firefly or any of its Subsidiaries. As of the date hereof, neither Firefly nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Firefly and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b)            As of the date hereof, there is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Firefly or any of its Subsidiaries pending, or, to the knowledge of Firefly, threatened.

(c)            As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Firefly, threatened, against or involving Firefly or any of its Subsidiaries.

(d)            Firefly and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of Firefly, threatened against Firefly or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Since the Applicable Date, neither Firefly nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Firefly or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(e)            Firefly and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Firefly and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Firefly and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Firefly and its Subsidiaries that, if known to the public, would bring Firefly and its Subsidiaries into material disrepute.

Section 4.12      Taxes.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect:

(i)            All Tax Returns required to be filed by Firefly or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Firefly or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Firefly in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Firefly or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Firefly and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii)            There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Firefly or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii)           There is no outstanding claim, assessment or deficiency against Firefly or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Firefly in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Firefly or any of its Subsidiaries.

(iv)           Neither Firefly nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Firefly or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Firefly or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v)            No written claim has been made by any Taxing Authority in a jurisdiction where Firefly or any of its Subsidiaries does not currently file a Tax Return that Firefly or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi)           There are no Encumbrances for Taxes on any of the assets of Firefly or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(b)            Neither Firefly nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Firefly and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c)            Neither Firefly nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d)            Neither Firefly nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e)            No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Firefly or any of its Subsidiaries.

Section 4.13      Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Firefly, threatened against or by Firefly or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Firefly or any of its Subsidiaries. To the knowledge of Firefly, as of the date hereof, no officer or director of Firefly is a defendant in any Proceeding in connection with his or her status as an officer or director of Firefly.

Section 4.14      Intellectual Property.

(a)            Firefly and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Firefly and its Subsidiaries as presently conducted (collectively, the “Firefly Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b)           To the knowledge of Firefly, the use of the Firefly Intellectual Property by Firefly and its Subsidiaries in the operation of the business of each of Firefly and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. To the knowledge of Firefly, no third party is infringing on the Firefly Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c)            Firefly and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Firefly and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, the IT Assets owned, used, or held for use by Firefly or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Firefly and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Firefly, are free from any malicious code.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect (i) Firefly and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Firefly or its Subsidiaries, and (ii) to the knowledge of Firefly, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Firefly or its Subsidiaries.

Section 4.15      Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Firefly’s Oil and Gas Properties, (a) Firefly and its Subsidiaries have good, valid and defensible title to all material real property owned by Firefly or any of its Subsidiaries (collectively, the “Firefly Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Firefly or any Subsidiary of Firefly (collectively, including the improvements thereon, the “Firefly Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Firefly or any Subsidiary of Firefly is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Firefly Material Leased Real Property (each, a “Firefly Material Real Property Lease”) is in full force and effect and is valid and enforceable against Firefly or such Subsidiary and, to the knowledge of Firefly, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Firefly nor any of its Subsidiaries, or to the knowledge of Firefly, any other party thereto, has received written notice of any default under any Firefly Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Firefly, threatened, condemnation or eminent domain Proceedings that affect any of Firefly’s Oil and Gas Properties, Firefly Owned Real Property or Firefly Material Leased Real Property.

Section 4.16      Rights-of-Way. Each of Firefly and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Each of Firefly and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. All pipelines operated by Firefly and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Firefly, and there are no gaps (including any gap arising as a result of any breach by Firefly or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.17      Oil and Gas Matters.

(a)            Except as would not reasonably be expected to have a Firefly Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Firefly Reserve Engineer relating to Firefly interests referred to therein as of December 31, 2021 (the “Firefly Reserve Report”) or (ii) reflected in the Firefly Reserve Report or in the Firefly SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.1(b)(v)), Firefly and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Firefly Reserve Report and in each case as attributable to interests owned by Firefly and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Firefly’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Firefly (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Firefly Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Firefly and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Firefly Reserve Report), (2) obligates Firefly (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Firefly Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Firefly Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)            Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Firefly Material Adverse Effect, the factual, non-interpretive data supplied by Firefly to the Firefly Reserve Engineer relating to Firefly interests referred to in the Firefly Reserve Report, by or on behalf of Firefly and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Firefly and its Subsidiaries in connection with the preparation of the Firefly Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Firefly Reserve Reports), accurate in all respects. To Firefly’s knowledge, any assumptions or estimates provided by Firefly’s Subsidiaries to the Firefly Reserve Engineer in connection with its preparation of the Firefly Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Firefly at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Firefly Material Adverse Effect, the oil and gas reserve estimates of Firefly set forth in the Firefly Reserve Report are derived from reports that have been prepared by the Firefly Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Firefly and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Firefly Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Firefly or its Subsidiaries in accordance with applicable Law) and (iii) none of Firefly or any of its Subsidiaries (and, to Firefly’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Firefly and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Firefly, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)            All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Firefly and its Subsidiaries or otherwise associated with an Oil and Gas Property of Firefly or its Subsidiaries that were drilled and completed by Firefly or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Firefly or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Firefly or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all Oil and Gas Properties operated by Firefly or its Subsidiaries (and, to the knowledge of Firefly, all Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, none of the Oil and Gas Properties of Firefly or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, neither Firefly nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Firefly and its Subsidiaries, taken as a whole and is not reflected in the Firefly Reserve Reports.

(i)            Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, with respect to Oil and Gas Properties operated by Firefly and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 4.18      Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect:

(a)           Firefly and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Firefly Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)           Firefly and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Firefly’s knowledge, threatened Proceedings under Environmental Laws;

(c)           there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Firefly’s knowledge, formerly owned or operated) by Firefly or any of its Subsidiaries, in each case, which has resulted in liability to Firefly or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Firefly nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Firefly, by or in connection with Firefly’s operations, or at or from any offsite location where Hazardous Materials from Firefly’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d)           except for customary indemnities in standard service agreements, neither Firefly nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

Section 4.19      Material Contracts.

(a)           Schedule 4.19 of the Firefly Disclosure Letter, together with the lists of exhibits contained in the Firefly SEC Documents, sets forth a true and complete list (other than Firefly Marketing Contracts), as of the date of this Agreement, of:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Firefly or any of its Subsidiaries is a party;

(ii)            each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Firefly reasonably expects that Firefly and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by Firefly or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons, produced water or freshwater gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Firefly Marketing Contract”) or (B) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Firefly and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000;

(iii)           each Contract (other than agreements solely between or among Firefly and its Subsidiaries) (A) evidencing Indebtedness of Firefly or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Firefly or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $1,500,000;

(iv)           each Contract to which Firefly or any Subsidiary of Firefly is a party that (A) restricts the ability of Firefly or any Subsidiary of Firefly to compete in any business or with any Person in any geographical area, (B) requires Firefly or any Subsidiary of Firefly to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Firefly and its Subsidiaries or that relate to acreage dedications;

(v)            any Firefly Marketing Contract (A) which would reasonably be expected to involve volumes in excess of 10 MMcf of gas per day, 4,000 barrels of liquid Hydrocarbons per day or 5,000 barrels of water per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi)           any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Firefly set forth in the Firefly Reserve Report), that would reasonably be expected to result in annual payments by or to Firefly or any of its Subsidiaries in excess of $1,500,000;

(vii)          each Contract for lease of personal property or real property (other than Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $500,000 in any calendar year that are not terminable without penalty or other liability to Firefly (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(viii)         each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Firefly or its Subsidiaries (or, after the Company Merger Effective Time, Ohm or its Subsidiaries);

(ix)           each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Firefly or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole;

(x)            each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Firefly or that are exclusively among Firefly and its wholly owned Subsidiaries;

(xi)           each Contract relating to a Firefly Related Party Transaction; and

(xii)          each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Firefly or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2022 (calculated on a yearly average basis).

(b)            Collectively, the Contracts described in Section 4.19(a) are herein referred to as the “Firefly Contracts,” including, for the avoidance of doubt, any Firefly Marketing Contract responsive under Section 4.19(a)(v). A complete and correct copy of each of the Firefly Contracts (other than the Firefly Marketing Contracts) has been made available to Ohm. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, each Firefly Contract is legal, valid, binding and enforceable in accordance with its terms on Firefly and each of its Subsidiaries that is a party thereto and, to the knowledge of Firefly, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, neither Firefly nor any of its Subsidiaries is in breach or default under any Firefly Contract nor, to the knowledge of Firefly, is any other party to any such Firefly Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Firefly or its Subsidiaries, or, to the knowledge of Firefly, any other party thereto. There are no disputes pending or, to the knowledge of Firefly, threatened with respect to any Firefly Contract and neither Firefly nor any of its Subsidiaries has received any written notice of the intention of any other party to any Firefly Contract to terminate for default, convenience or otherwise any Firefly Contract, nor to the knowledge of Firefly, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.20      Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, each of the material insurance policies held by Firefly or any of its Subsidiaries (collectively, the “Material Firefly Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all premiums payable under the Material Firefly Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither Firefly nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Firefly Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Firefly Insurance Policy.

Section 4.21       Derivative Transactions and Hedging.

(a)            All Derivative Transactions of Firefly and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Firefly and its Subsidiaries. Firefly and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Firefly, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)            The Firefly SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Firefly and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Firefly attributable to the production and marketing of Firefly and its Subsidiaries, as of the dates reflected therein.

Section 4.22       Opinion of Financial Advisor. The Firefly Board has received the opinion of Citigroup Global Markets Inc. (“Firefly FA”) addressed to the Firefly Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Firefly FA as set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Firefly Common Stock.

Section 4.23       Brokers. Except for the fees and expenses payable to the advisors set forth on Schedule 4.23 of the Firefly Disclosure Letter, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Firefly.

Section 4.24       Related Party Transactions. As of the date of this Agreement, neither Firefly nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of Firefly or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Firefly or any of its Subsidiaries whose status as a 5% holder is known to Firefly as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Firefly), in each case as would be required to be disclosed by Firefly pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Firefly Related Party Transaction”).

Section 4.25      Regulatory Matters.

(a)            Firefly is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)            Except as set forth on Schedule 4.25 of the Firefly Disclosure Letter, neither Firefly nor any of Firefly’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.26      Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Firefly Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in Firefly’s Organizational Documents that is applicable to Firefly, the shares of Firefly Common Stock, this Agreement or the Transactions.

Section 4.27      Tax Treatment. After reasonable diligence, neither Firefly nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 4.28      No Additional Representations.

(a)            Except for the representations and warranties made in this Article IV, neither Firefly nor any other Person makes any express or implied representation or warranty with respect to Firefly or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Firefly hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Firefly nor any other Person makes or has made any representation or warranty to Ohm, Merger Sub, LLC Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Firefly or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Firefly in this Article IV, any oral or written information presented to Ohm, Merger Sub or LLC Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Firefly, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit Ohm’s, Merger Sub’s or LLC Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Firefly in this Article IV.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Firefly acknowledges and agrees that none of Ohm, Merger Sub, LLC Sub or any other Person has made or is making any representations or warranties relating to Ohm or its Subsidiaries (including Merger Sub and LLC Sub) whatsoever, express or implied, beyond those expressly given by Ohm, Merger Sub and LLC Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Ohm furnished or made available to Firefly, or any of its Representatives and that Firefly has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Firefly acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Firefly or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that Firefly has not relied on any such other representation or warranty not set forth in this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF OHM, MERGER SUB AND LLC SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Ohm, Merger Sub and LLC Sub to Firefly on or prior to the date of this Agreement (the “Ohm Disclosure Letter”) and except as disclosed in the Ohm SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Ohm Chapter 11 Plan)) filed with or furnished to the SEC and available on EDGAR, since January 1, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Ohm, Merger Sub and LLC Sub jointly and severally represent and warrant to Firefly as follows:

Section 5.1      Organization, Standing and Power. Each of Ohm and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Ohm’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ohm and its Subsidiaries, taken as a whole (an “Ohm Material Adverse Effect”). Each of Ohm and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Ohm has heretofore made available to Firefly complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Ohm, each as amended prior to the execution of this Agreement, and each as made available to Ohm is in full force and effect, and neither Ohm nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2      Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of Ohm consists of (i) 60,000,000 shares of Ohm Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, including 40,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (collectively, the “Ohm Preferred Stock” and, together with the Ohm Common Stock, the “Ohm Capital Stock”). At the close of business on the Measurement Date: (A) 19,408,847 shares of Ohm Common Stock were issued and outstanding, (B) 1,343,318 Ohm Warrants to purchase 1,343,318 shares of Ohm Common Stock were issued and outstanding, and (C) no shares of Ohm Preferred Stock were issued and outstanding.

(b)            At the close of business on the Measurement Date, (i) there are (a) 409,433 shares of Ohm Common Stock subject to outstanding Ohm RSU Awards and (b) 446,321 shares of Ohm Common Stock subject to outstanding Ohm PSU Awards, assuming target achievement; and (ii) 1,367,739 shares of Ohm Common Stock remain available for issuance pursuant to Ohm’s 2020 Long Term Incentive Plan (the “Ohm Equity Plan”).

(c)            As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are outstanding: (1) no shares of Ohm Capital Stock or any Voting Debt or other voting securities of Ohm; (2) no securities of Ohm or any Subsidiary of Ohm convertible into or exchangeable or exercisable for shares of Ohm Capital Stock, Voting Debt or other voting securities of Ohm; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Ohm or any Subsidiary of Ohm is a party or by which it is bound in any case obligating Ohm or any Subsidiary of Ohm to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Ohm Capital Stock or any Voting Debt or other voting securities of Ohm, or obligating Ohm or any Subsidiary of Ohm to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d)            All outstanding shares of Ohm Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Ohm Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding shares of Ohm Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Ohm Equity Plan). The Ohm Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Ohm are owned by Ohm, or a direct or indirect wholly owned Subsidiary of Ohm, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 5.2 of the Ohm Disclosure Letter. There are not any stockholder agreements, voting trusts or other agreements to which Ohm or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Ohm or any of its Subsidiaries. No Subsidiary of Ohm owns any shares of Ohm Common Stock or any other shares of Ohm Capital Stock.

(e)            As of the date of this Agreement, neither Ohm nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Ohm Disclosure Letter.

(f)            As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Ohm.

(g)            As of the date of this Agreement, Ohm owns all of the outstanding equity interests in LLC Sub.

Section 5.3      Authority; No Violations; Consents and Approvals.

(a)            Each of Ohm, Merger Sub and LLC Sub has all requisite power and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by Ohm, Merger Sub and LLC Sub and the consummation by Ohm, Merger Sub and LLC Sub of the Transactions have been duly authorized by all necessary action on the part of each of Ohm (subject to obtaining Ohm Stockholder Approval), Merger Sub (other than the adoption of this Agreement by Ohm as sole stockholder of Merger Sub), which shall occur immediately after the execution and delivery of this Agreement, and LLC Sub and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Ohm and Merger Sub, and assuming the due and valid execution of this Agreement by Firefly, constitutes a valid and binding obligation of each of Ohm, Merger Sub and LLC Sub enforceable against Ohm, Merger Sub and LLC Sub in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Ohm Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Ohm Stock Issuance, and the Ohm Charter Amendment are fair to, and in the best interests of, Ohm and the holders of Ohm Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Ohm Stock Issuance, and the Ohm Charter Amendment, and (iii) resolved to recommend that the holders of Ohm Common Stock approve (A) the Ohm Stock Issuance (such recommendation described in clause (iii)(A), the “Ohm Board Recommendation”) and (B) the Ohm Charter Amendment. The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Mergers. Ohm, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Ohm Stockholder Approval is the only vote of the holders of any class or series of Ohm Capital Stock necessary to approve the Ohm Stock Issuance. Ohm, as the sole member of LLC Sub, approved and declared advisable this Agreement and the Transactions, including the LLC Sub Merger;

(b)            The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Ohm (assuming that Ohm Stockholder Approval is obtained) or any of its Subsidiaries (including Merger Sub and LLC Sub), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Ohm or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Ohm or any of its Subsidiaries is a party or by which Ohm, Merger Sub or LLC Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Ohm Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Ohm or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c)            Except for this Agreement, Ohm is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Ohm Board.

Section 5.4      Consents. No Consent from any Governmental Entity is required to be obtained or made by Ohm or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Ohm, Merger Sub and LLC Sub or the consummation by Ohm, Merger Sub and LLC Sub of the Transactions, except for: (a) the filing of a premerger notification report by Ohm under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Registration Statement and Joint Proxy Statement relating to (x) the meeting of the stockholders of Firefly to be held for purposes of obtaining Firefly Stockholder Approval at the Firefly Stockholders Meeting and (y) the meeting of the stockholders of Ohm to be held for the purposes of obtaining the Ohm Stockholder Approval at the Ohm Stockholders Meeting and (ii) such reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (f) approval of the Federal Communications Commission pursuant to Section 310 of the Communications Act of 1934; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.5      SEC Documents; Financial Statements.

(a)            Since the Applicable Date, Ohm has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Ohm SEC Documents”). As of their respective dates, each of the Ohm SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Ohm SEC Documents, and none of the Ohm SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements of Ohm included in the Ohm SEC Documents, including all notes and schedules thereto, complied, or, in the case of Ohm SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Ohm SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Ohm and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Ohm and its consolidated Subsidiaries for the periods presented therein.

(c)            Ohm has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Ohm, including its consolidated Subsidiaries, required to be disclosed by Ohm in the reports that it files or submits under the Exchange Act is accumulated and communicated to Ohm’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Ohm in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Ohm’s financial reporting and the preparation of Ohm financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Ohm or its Subsidiaries, (ii) is not, and since January 1, 2021, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Ohm’s internal controls, and (iii) is not, and since January 1, 2021, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Ohm (as defined in Rule 3b-7 under the Exchange Act) or director of Ohm or any of its Subsidiaries. The principal executive officer and the principal financial officer of Ohm have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Ohm SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6      Absence of Certain Changes or Events.

(a)            Since December 31, 2021, there has not been any Ohm Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have an Ohm Material Adverse Effect.

(b)            From December 31, 2021 through the date of this Agreement:

(i)            Ohm and its Subsidiaries have conducted their business in the ordinary course of business in all material respects; and

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Ohm or any of its Subsidiaries, including the Oil and Gas Properties of Ohm and its Subsidiaries, whether or not covered by insurance.

Section 5.7      No Undisclosed Material Liabilities. There are no liabilities of Ohm or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Ohm dated as of December 31, 2021 (including the notes thereto) contained in Ohm’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2021; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2021; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.8      Information Supplied.

(a)            None of the information supplied or to be supplied by Ohm for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Firefly and to stockholders of Ohm and at the time of the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Ohm with respect to statements made therein based on information supplied by Firefly specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.

Section 5.9      Ohm Permits; Compliance with Applicable Law.

(a)            Ohm and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Ohm Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. All Ohm Permits are in full force and effect and no suspension or cancellation of any of the Ohm Permits is pending or, to the knowledge of Ohm, threatened, and Ohm and its Subsidiaries are in compliance with the terms of the Ohm Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b)            The businesses of Ohm and its Subsidiaries and, with respect to the business and Oil and Gas Properties of Ohm and its Subsidiaries that are operated by third parties, to the knowledge of Ohm, are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Ohm or any of its Subsidiaries is pending or, to the knowledge of Ohm, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.10      Compensation; Benefits.

(a)            Set forth on Schedule 5.10(a) of the Ohm Disclosure Letter is a list, as of the date hereof, of all of the material Ohm Benefit Plans.

(b)            True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Ohm Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Ohm or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Ohm Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to an Ohm Benefit Plan.

(c)            Each Ohm Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)            There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Ohm, threatened against, or with respect to, any of the Ohm Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Ohm Benefit Plans.

(e)            All contributions required to be made by Ohm or any of its Subsidiaries to the Ohm Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)             Each Ohm Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Ohm Benefit Plan. With respect to any Ohm Benefit Plan, none of Ohm or any of its Subsidiaries, or, to the knowledge of Ohm, any other Person, has engaged in a transaction in connection with which Ohm or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Ohm and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)            None of Ohm, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Ohm Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)            Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Ohm Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Ohm (an “Ohm Employee”) or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Ohm Benefit Plan, (ii) directly or indirectly cause Ohm to transfer or set aside any material amount of assets to fund any material benefits under any Ohm Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Ohm Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Ohm or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Ohm or any of its Subsidiaries that would, individually or in combination with any other such payment from Ohm or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)             Neither Ohm nor any Subsidiary of Ohm has any obligation to provide, and no Ohm Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)            Each Ohm Benefit Plan or any other agreement, arrangement, or plan of Ohm or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)             No Ohm Benefit Plan is maintained outside the jurisdiction of the United States or covers any Ohm Employees who reside or work outside of the United States.

Section 5.11      Labor Matters.

(a)            Neither Ohm nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement with, and no employee of Ohm or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Ohm, threatened union representation petition involving employees of Ohm or any of its Subsidiaries. As of the date hereof, neither Ohm nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Ohm and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b)            As of the date hereof, there is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Ohm or any of its Subsidiaries pending, or, to the knowledge of Ohm, threatened.

(c)            As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Ohm, threatened, against or involving Ohm or any of its Subsidiaries.

(d)            Ohm and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of Ohm, threatened against Ohm or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Since the Applicable Date, neither Ohm nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Ohm or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(e)            Ohm and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Ohm and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Ohm and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Ohm and its Subsidiaries that, if known to the public, would bring Ohm and its Subsidiaries into material disrepute.

Section 5.12      Taxes.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect:

(i)            All Tax Returns required to be filed by Ohm or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Ohm or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Ohm in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Ohm or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Ohm and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii)           There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Ohm or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii)          There is no outstanding claim, assessment or deficiency against Ohm or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Ohm in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Ohm or any of its Subsidiaries.

(iv)          Neither Ohm nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Ohm or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Ohm or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v)           No written claim has been made by any Taxing Authority in a jurisdiction where Ohm or any of its Subsidiaries does not currently file a Tax Return that Ohm or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi)          There are no Encumbrances for Taxes on any of the assets of Ohm or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(b)            Neither Ohm nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Ohm and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c)            Neither Ohm nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d)            Neither Ohm nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e)            No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Ohm or any of its Subsidiaries.

(f)            LLC Sub is, and has been since formation, properly classified as an entity disregarded as separate from Ohm for U.S. federal (and applicable state and local) income tax purposes.

Section 5.13      Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Ohm, threatened against or by Ohm or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Ohm or any of its Subsidiaries. To the knowledge of Ohm, as of the date hereof, no officer or director of Ohm is a defendant in any Proceeding in connection with his or her status as an officer or director of Ohm.

Section 5.14      Intellectual Property.

(a)            Ohm and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Ohm and its Subsidiaries as presently conducted (collectively, the “Ohm Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b)            To the knowledge of Ohm, the use of Ohm Intellectual Property by Ohm and its Subsidiaries in the operation of the business of each of Ohm and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. To the knowledge of Ohm, no third party is infringing on the Ohm Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c)            Ohm and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Ohm and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, the IT Assets owned, used, or held for use by Ohm or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Ohm and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Ohm, are free from any malicious code.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect (i) Ohm and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Ohm or its Subsidiaries; and (ii) to the knowledge of Ohm, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Ohm or its Subsidiaries

Section 5.15      Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Ohm’s Oil and Gas Properties, (a) Ohm and its Subsidiaries have good, valid and defensible title to all material real property owned by Ohm or any of its Subsidiaries (collectively, the “Ohm Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Ohm or any Subsidiary of Ohm (collectively, including the improvements thereon, the “Ohm Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Ohm or any Subsidiary of Ohm is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Ohm Material Leased Real Property (each, an “Ohm Material Real Property Lease”) is in full force and effect and is valid and enforceable against Ohm or such Subsidiary and, to the knowledge of Ohm, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Ohm nor any of its Subsidiaries, or to the knowledge of Ohm, any other party thereto, has received written notice of any default under any Ohm Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Ohm, threatened, condemnation or eminent domain Proceedings that affect any of Ohm’s Oil and Gas Properties, Ohm Owned Real Property or Ohm Material Leased Real Property.

Section 5.16      Rights-of-Way. Each of Ohm and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Each of Ohm and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. All pipelines operated by Ohm and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Ohm, and there are no gaps (including any gap arising as a result of any breach by Ohm or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.17      Oil and Gas Matters.

(a)            Except as would not reasonably be expected to have an Ohm Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by DeGolyer and MacNaughton (the “Ohm Independent Petroleum Engineers”) relating to Ohm interests referred to therein as of December 31, 2021 (the “Ohm Reserve Report”) or (ii) reflected in the Ohm Reserve Report or in the Ohm SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.2(b)(v)), Ohm and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Ohm Reserve Report and in each case as attributable to interests owned by Ohm and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Ohm’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Ohm (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Ohm Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which Ohm and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Ohm Reserve Report) (2) obligates Ohm (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Ohm Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Ohm Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)            Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Ohm Material Adverse Effect, the factual, non-interpretive data supplied by Ohm to the Ohm Independent Petroleum Engineers relating to Ohm interests referred to in the Ohm Reserve Report, by or on behalf of Ohm and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Ohm and its Subsidiaries in connection with the preparation of the Ohm Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Ohm Reserve Reports), accurate in all respects. To Ohm’s knowledge, any assumptions or estimates provided by any of Ohm’s Subsidiaries to the Ohm Independent Petroleum Engineers in connection with its preparation of the Ohm Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Ohm at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Ohm Material Adverse Effect, the oil and gas reserve estimates of Ohm set forth in the Ohm Reserve Report are derived from reports that have been prepared by the Ohm Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Ohm and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Ohm Reserve Report that would reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Ohm or its Subsidiaries in accordance with applicable Law) and (iii) none of Ohm or any of its Subsidiaries (and, to Ohm’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Ohm and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Ohm, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)            All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Ohm and its Subsidiaries or otherwise associated with an Oil and Gas Property of Ohm or its Subsidiaries that were drilled and completed by Ohm or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Ohm or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Ohm or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(f)             Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, all Oil and Gas Properties operated by Ohm or its Subsidiaries (and, to the knowledge of Ohm, all Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, none of the Oil and Gas Properties of Ohm or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, neither Ohm nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Ohm and its Subsidiaries, taken as a whole and is not reflected in the Ohm Reserve Reports.

(i)            Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, with respect to Oil and Gas Properties operated by Ohm and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 5.18      Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect:

(a)            Ohm and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Ohm Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)            Ohm and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Ohm’s knowledge, threatened Proceedings under Environmental Laws;

(c)            there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Ohm’s knowledge, formerly owned or operated) by Ohm or any of its Subsidiaries, in each case, which has resulted in liability to Ohm or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Ohm nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Ohm, by or in connection with Ohm’s operations, or at or from any offsite location where Hazardous Materials from Ohm’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d)            except for customary indemnities in standard service agreements, neither Ohm nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

Section 5.19      Material Contracts.

(a)            Schedule 5.19 of the Ohm Disclosure Letter, together with the lists of exhibits contained in the Ohm SEC Documents, sets forth a true and complete list (other than the Ohm Marketing Contracts), as of the date of this Agreement, of:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Ohm or any of its Subsidiaries is a party;

(ii)           each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Ohm reasonably expects that Ohm and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by Ohm or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons, produced water or freshwater gathering, processing, transportation, treating, storage, blending or similar midstream services (each, an “Ohm Marketing Contract”) or (B) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Ohm and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000;

(iii)          each Contract (other than agreements solely between or among Ohm and its Subsidiaries) (A) evidencing Indebtedness of Ohm or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Ohm or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $1,500,000;

(iv)         each Contract to which Ohm or any Subsidiary of Ohm is a party that (A) restricts the ability of Ohm or any Subsidiary of Ohm to compete in any business or with any Person in any geographical area, (B) requires Ohm or any Subsidiary of Ohm to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Ohm and its Subsidiaries or that relate to acreage dedications;

(v)          any Ohm Marketing Contract (A) which would reasonably be expected to involve volumes in excess of 10 MMcf of gas per day, 4,000 barrels of liquid Hydrocarbons per day or 5,000 barrels of water per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi)         any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Ohm set forth in the Ohm Reserve Report), that would reasonably be expected to result in annual payments by or to Ohm or any of its Subsidiaries in excess of $1,500,000;

(vii)        each Contract for lease of personal property or real property (other than Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $500,000 in any calendar year that are not terminable without penalty or other liability to Ohm (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(viii)       each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Ohm or its Subsidiaries;

(ix)          each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Ohm or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole;

(x)           each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Ohm or that are exclusively among Ohm and its wholly owned Subsidiaries;

(xi)          each Contract relating to a Ohm Related Party Transaction; and

(xii)         each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Ohm or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2022 (calculated on a yearly average basis).

(b)            Collectively, the Contracts described in Section 5.19(a) are herein referred to as the “Ohm Contracts,” Including, for the avoidance of doubt, any Ohm Marketing Contract responsive under Section 5.19(a)(v). A complete and correct copy of each of the Ohm Contracts (other than described in Section 5.19(a)(v)) has been made available to Firefly. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, each Ohm Contract is legal, valid, binding and enforceable in accordance with its terms on Ohm and each of its Subsidiaries that is a party thereto and, to the knowledge of Ohm, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, neither Ohm nor any of its Subsidiaries is in breach or default under any Ohm Contract nor, to the knowledge of Ohm, is any other party to any such Ohm Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Ohm or its Subsidiaries, or, to the knowledge of Ohm, any other party thereto. There are no disputes pending or, to the knowledge of Ohm, threatened with respect to any Ohm Contract and neither Ohm nor any of its Subsidiaries has received any written notice of the intention of any other party to any Ohm Contract to terminate for default, convenience or otherwise any Ohm Contract, nor to the knowledge of Ohm, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.20      Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, each of the material insurance policies held by Ohm or any of its Subsidiaries (collectively, the “Material Ohm Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect; all premiums payable under the Material Ohm Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Ohm nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Firefly Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Ohm Insurance Policy.

Section 5.21      Derivative Transactions and Hedging.

(a)            All Derivative Transactions of Ohm and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Ohm and its Subsidiaries. Ohm and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Ohm, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)            The Ohm SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Ohm and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Ohm attributable to the production and marketing of Ohm and its Subsidiaries, as of the dates reflected therein.

Section 5.22      Opinion of Financial Advisor. The Ohm Board has received the opinion of Tudor, Pickering, Holt & Co. (“Ohm FA”) addressed to the Ohm Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Ohm FA as set forth therein, the Merger Consideration to be paid by Ohm, taking into account the Ohm Special Dividend, is fair, from a financial point of view, to Ohm.

Section 5.23      Brokers. Except for the fees and expenses payable to Ohm FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Ohm.

Section 5.24      Related Party Transactions. Except as set forth on Schedule 5.24 of the Ohm Disclosure Letter, as of the date of this Agreement, neither Ohm nor any of its Subsidiaries is a party to any transaction or arrangement under which any (a) present or former executive officer or director of Ohm or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Ohm or any of its Subsidiaries whose status as a 5% holder is known to Ohm as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Ohm), in each case as would be required to be disclosed by Ohm pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Ohm Related Party Transaction”).

Section 5.25      Business Conduct. Merger Sub was incorporated on February 18, 2022, and LLC Sub was formed on February 18, 2022. Since the inception of each of Merger Sub and LLC Sub, neither entity has engaged in any activity, other than such actions in connection with (x) its organization or formation, as applicable, and (y) the preparation, negotiation and execution of this Agreement and the Transactions. Each of Merger Sub and LLC Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.

Section 5.26      Regulatory Matters.

(a)            Ohm is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)            Neither Ohm nor any of Ohm’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 5.27      Takeover Laws. The approval of the Ohm Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in Ohm’s Organizational Documents that is applicable to Ohm, the shares of Ohm Common Stock, this Agreement or the Transactions.

Section 5.28      Tax Treatment. After reasonable diligence, neither Ohm nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 5.29      No Repurchases. Ohm has made no repurchases of Ohm Common Stock under its publicly announced share repurchase program or otherwise between February 15, 2022 and the date hereof.

Section 5.30      No Additional Representations.

(a)            Except for the representations and warranties made in this Article V, neither Ohm nor any other Person makes any express or implied representation or warranty with respect to Ohm or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Ohm hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Ohm nor any other Person makes or has made any representation or warranty to Firefly or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Ohm or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Ohm in this Article V, any oral or written information presented to Firefly or any of its Affiliates or Representatives in the course of their due diligence investigation of Ohm, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.30 shall limit Firefly’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Ohm, Merger Sub and LLC Sub in this Article V.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Ohm acknowledges and agrees that none of Firefly or any other Person has made or is making any representations or warranties relating to Firefly or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Firefly in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Firefly furnished or made available to Ohm, or any of its Representatives and that none of Ohm, Merger Sub and LLC Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Ohm acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Ohm or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that none of Ohm, Merger Sub and LLC Sub has relied on any such other representation or warranty not set forth in this Agreement.

Article VI
COVENANTS AND AGREEMENTS

Section 6.1      Conduct of Firefly Business Pending the Mergers.

(a)            Except (i) as set forth on Schedule 6.1(a) of the Firefly Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Ohm in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Firefly covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Firefly or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)            Except (i) as set forth on Schedule 6.1(b) of the Firefly Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Ohm in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Firefly shall not, and shall cause its Subsidiaries not to:

(i)            (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Firefly or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Firefly to Firefly or another Subsidiary of Firefly or (2) quarterly cash dividends of Firefly that are not greater than the dividend declared by Firefly with respect to the first quarter of 2022, provided, however, that if Ohm declares any dividend after June 30, 2022 in excess of $11.0 million then, notwithstanding anything in this Agreement to the contrary, Firefly may also declare and pay a dividend to the Firefly Stockholders in an amount equal to the aggregate amount declared by Ohm for such period less $11.0 million, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Firefly or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Firefly or any Subsidiary of Firefly, other than in the case of clause (C) as required by the terms of the Firefly Warrant Agreement or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Firefly Equity Plan and applicable award agreements;

(ii)           offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Firefly or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Firefly Common Stock as required by the terms of the Firefly Warrant Agreements or upon the vesting or lapse of any restrictions on any awards granted under the Firefly Equity Plan and outstanding on the date hereof, (B) the grant of Firefly RSU Awards or Firefly PSU Awards, in each case, under the Firefly Equity Plan in the ordinary course of business consistent with past practice to employees hired after the date hereof in accordance with this Agreement, and (C) issuances by a wholly owned Subsidiary of Firefly of such Subsidiary’s capital stock or other equity interests to Firefly or any other wholly owned Subsidiary of Firefly;

(iii)          amend or propose to amend (A) Firefly’s Organizational Documents or (B) the Organizational Documents of any of Firefly’s Subsidiaries (other than ministerial changes);

(iv)         (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)          sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Ohm or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Firefly and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Firefly, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)         authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Firefly or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Firefly;

(vii)        change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Firefly and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)       make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns);

(ix)          except as required pursuant to an existing Firefly Benefit Plan as in effect on the date hereof or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B)  take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Firefly Benefit Plan, (C) grant or commit to grant any equity based awards except as permitted by Section 6.1(b)(ii), (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Firefly Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Firefly Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Firefly Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(x)           recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)          (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Firefly or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1)  the foregoing shall not restrict the incurrence of Indebtedness (1) under the Firefly Credit Facility or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Firefly Credit Facility do not exceed the amounts set forth on Schedule 6.1(b)(xi) of the Firefly Disclosure Letter;

(xii)         other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Firefly Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be a Firefly Contract if it were in effect on the date of this Agreement (other than Firefly Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Firefly Contract (other than Firefly Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v));

(xiii)        waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $400,000 individually or $2,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Ohm or its Subsidiaries or a finding or admission of a violation of Law;

(xiv)        make or commit to make any capital expenditures that are in the aggregate greater than $418,000,000 in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Firefly and its Subsidiaries (provided that Firefly shall notify Ohm of any such emergency expenditure promptly);

(xv)         fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Firefly and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi)        agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2      Conduct of Ohm Business Pending the Mergers.

(a)            Except (i) as set forth on Schedule 6.2(a) of the Ohm Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Firefly in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Ohm covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Ohm or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)            Except (i) as set forth on Schedule 6.2(b) of the Ohm Disclosure Letter, (ii)  as expressly required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by Firefly in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Ohm shall not, and shall cause its Subsidiaries not to:

(i)            (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Ohm or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Ohm to Ohm or another Subsidiary of Ohm, (2) quarterly cash dividends of Ohm that are not greater than $70,000,000 in the aggregate per quarter or (3) the Ohm Special Dividend, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Ohm or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Ohm or any Subsidiary of Ohm, other than in the case of clause (C), (1) as required by the terms of the Ohm Warrant Agreement or (2) in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Ohm Equity Plan and applicable award agreements;

(ii)           offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Ohm or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Ohm Common Stock as required by the terms of the Ohm Warrant Agreement or upon the vesting or lapse of any restrictions on any awards granted under the Ohm Equity Plan and outstanding on the date hereof, (B) the grant of Ohm RSU Awards or Ohm PSU Awards, in each case, under the Ohm Equity Plan in the ordinary course of business consistent with past practice to employees hired after the date hereof in accordance with this Agreement, and (C) issuances by a wholly owned Subsidiary of Ohm of such Subsidiary’s capital stock or other equity interests to Ohm or any other wholly owned Subsidiary of Ohm;

(iii)          amend or propose to amend (A) Ohm’s Organizational Documents or (B) the Organizational Documents of any of Ohm’s Subsidiaries (other than ministerial changes);

(iv)         (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)          sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Firefly or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Ohm and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Ohm, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)         authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Ohm or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Ohm;

(vii)        change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Ohm and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)        make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns);

(ix)          except as required pursuant to an existing Ohm Benefit Plan as in effect on the date hereof or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B)  take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Ohm Benefit Plan, (C) grant or commit to grant any equity-based awards except as permitted by Section 6.2(b)(ii), (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Ohm Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be an Ohm Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Ohm Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee); provided, however, that it shall not be a violation of this Section 6.2(b)(ix) if any outstanding Ohm RSU Award or Ohm PSU Award is amended to provide for receipt of dividend equivalent rights or the equivalent thereof to the extent such award is not already entitled to such dividend equivalent rights or the equivalent thereof;

(x)           recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)          (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Ohm or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Ohm Credit Facility, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Ohm Credit Facility do not exceed the amounts set forth on Schedule 6.2(b)(xi) of the Ohm Disclosure Letter;

(xii)         other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Ohm Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be an Ohm Contract if it were in effect on the date of this Agreement (other than Ohm Contracts entered into in connection with transactions permitted by Section 6.2(b)(iv) or Section 6.2(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Ohm Contract (other than Ohm Contracts entered into in connection with transactions permitted by Section 6.2(b)(iv) or Section 6.2(b)(v));

(xiii)        waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.2(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $400,000 individually or $2,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Ohm or its Subsidiaries or a finding or admission of a violation of Law

(xiv)        make or commit to make any capital expenditures that are in the aggregate greater than $325,000,000 in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Ohm and its Subsidiaries (provided that Ohm shall notify Firefly of any such emergency expenditure promptly);

(xv)         fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Ohm and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi)        agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3      No Solicitation by Firefly.

(a)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Firefly and its officers and directors will, will cause Firefly’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Firefly or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Firefly Competing Proposal. Firefly will immediately terminate any physical and electronic data access related to any potential Firefly Competing Proposal previously granted to such Persons.

(b)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Firefly and its officers and directors will not, will cause Firefly’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Firefly Competing Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Firefly Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Firefly Competing Proposal;

(iii)          furnish any information regarding Firefly or its Subsidiaries, or access to the properties, assets or employees of Firefly or its Subsidiaries, to any Person in connection with or in response to any Firefly Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Firefly Competing Proposal;

(iv)         enter into any letter of intent or agreement in principle, or other agreement providing for a Firefly Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v)          submit any Firefly Competing Proposal to the vote of the stockholders of Firefly;

provided, that notwithstanding anything to the contrary in this Agreement, Firefly or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Firefly Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)            From and after the date of this Agreement, Firefly shall promptly (and in any event within 48 hours) notify Ohm of the receipt by Firefly (directly or indirectly) of any Firefly Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Firefly or any of its Subsidiaries made by any Person in connection with a Firefly Competing Proposal or any request for discussions or negotiations with Firefly or a Representative of Firefly relating to a Firefly Competing Proposal (including the identity of such Person), and Firefly shall provide to Ohm promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal made in writing provided to Firefly or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Firefly shall (A) keep Ohm reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Ohm of the status of any such discussions or negotiations and (B) provide to Ohm as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Firefly or its Representatives from any Person. Without limiting the foregoing, Firefly shall notify Ohm if Firefly determines to begin providing information or to engage in discussions or negotiations concerning a Firefly Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)            Except as permitted by Section 6.3(e), the Firefly Board, or any committee thereof, and its officers and directors will not, and will cause Firefly’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries not to, directly or indirectly:

(i)            withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Ohm, Merger Sub or LLC Sub, the Firefly Board Recommendation;

(ii)           fail to include the Firefly Board Recommendation in the Joint Proxy Statement;

(iii)          approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Firefly Competing Proposal;

(iv)         publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Firefly Competing Proposal (a “Firefly Alternative Acquisition Agreement”);

(v)          in the case of a Firefly Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Firefly Common Stock (other than by Ohm or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Firefly Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Firefly Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)         if a Firefly Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Firefly Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Ohm so requests in writing or (B) three (3) Business Days prior to the date of the Firefly Stockholders Meeting (or promptly after announcement or disclosure of such Firefly Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Firefly Stockholders Meeting); or

(vii)        cause or permit Firefly to enter into a Firefly Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Firefly Change of Recommendation”).

(e)            Notwithstanding anything in this Agreement to the contrary:

(i)            the Firefly Board may after consultation with its outside legal counsel, make such disclosures as the Firefly Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Firefly Board Recommendation, such disclosure shall be deemed to be a Firefly Change of Recommendation and Ohm shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)           prior to, but not after, the receipt of Firefly Stockholder Approval, Firefly and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person if Firefly receives a bona fide written Firefly Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until Firefly receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Firefly that are no less favorable to Firefly in the aggregate than the terms of the Confidentiality Agreement, as determined by the Firefly Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Firefly from providing any information to Ohm in accordance with this Section 6.3 or that otherwise prohibits Firefly from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Ohm prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Firefly Board determines in good faith, after consultation with Firefly’s financial advisors and outside legal counsel, that such Firefly Competing Proposal is, or would reasonably be expected to lead to, a Firefly Superior Proposal and (D) prior to taking such actions, the Firefly Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(iii)          prior to, but not after, the receipt of the Firefly Stockholder Approval, in response to a bona fide written Firefly Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3, if the Firefly Board so chooses, the Firefly Board may effect a Firefly Change of Recommendation if:

(A)            the Firefly Board determines in good faith after consultation with Firefly’s financial advisors and outside legal counsel that such Firefly Competing Proposal is a Firefly Superior Proposal;

(B)            the Firefly Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Firefly Change of Recommendation in response to such Firefly Superior Proposal would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(C)            Firefly provides Ohm written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Firefly Board intends to consider whether to take such action and include a copy of the available proposed Firefly Competing Proposal and any applicable transaction and financing documents;

(D)            after giving such notice and prior to effecting such Firefly Change of Recommendation, Firefly will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Ohm (to the extent Ohm wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Firefly Board not to effect a Firefly Change of Recommendation in response thereto; and

(E)            at the end of the four (4) Business Day period, prior to taking action to effect a Firefly Change of Recommendation, the Firefly Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Ohm in writing and any other information offered by Ohm in response to the notice, and determines in good faith (1) after consultation with Firefly’s financial advisors and outside legal counsel, that the Firefly Competing Proposal remains a Firefly Superior Proposal and (2) after consultation with Firefly’s outside legal counsel, that the failure to effect a Firefly Change of Recommendation in response to such Firefly Superior Proposal would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law; provided, that in the event of any material amendment or material modification to any Firefly Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Firefly Superior Proposal shall be deemed material), Firefly shall be required to deliver a new written notice to Ohm and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv)         prior to, but not after, the receipt of the Firefly Stockholder Approval, in response to a Firefly Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Firefly, Firefly may, if the Firefly Board so chooses, effect a Firefly Change of Recommendation if:

(A)            the Firefly Board determines in good faith after consultation with Firefly’s financial advisors and outside legal counsel that a Firefly Intervening Event has occurred;

(B)            the Firefly Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Firefly Change of Recommendation in response to such Firefly Intervening Event would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(C)            Firefly provides Ohm written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Firefly Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Firefly Intervening Event;

(D)            after giving such notice and prior to effecting such Firefly Change of Recommendation, Firefly will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Ohm (to the extent Ohm wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Firefly Board not to effect a Firefly Change of Recommendation in response thereto; and

(E)            at the end of the four (4) Business Day period, prior to taking action to effect a Firefly Change of Recommendation, the Firefly Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Ohm in writing and any other information offered by Ohm in response to the notice, and determines in good faith after consultation with Firefly’s outside legal counsel, that the failure to effect a Firefly Change of Recommendation in response to such Firefly Intervening Event would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law; provided, that in the event of any material changes regarding any Firefly Intervening Event, Firefly shall be required to deliver a new written notice to Ohm and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)            During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Firefly shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Firefly Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Firefly Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Firefly Competing Proposal, on a confidential basis, to the Firefly Board and communicate such waiver to the applicable third party; provided, however, that Firefly shall advise Ohm at least two (2) Business Days prior to taking such action.

(g)            Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of Firefly or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by Firefly.

Section 6.4      No Solicitation by Ohm.

(a)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Ohm and its officers and directors will, will cause Ohm’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Ohm or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Ohm Competing Proposal. Ohm will immediately terminate any physical and electronic data access related to any potential Ohm Competing Proposal previously granted to such Persons.

(b)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Ohm and its officers and directors will not, will cause Ohm’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Ohm Competing Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of an Ohm Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Ohm Competing Proposal;

(iii)          furnish any information regarding Ohm or its Subsidiaries, or access to the properties, assets or employees of Ohm or its Subsidiaries, to any Person in connection with or in response to any Ohm Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Ohm Competing Proposal;

(iv)          enter into any letter of intent or agreement in principle, or other agreement providing for an Ohm Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v)          submit any Ohm Competing Proposal to the vote of the stockholders of Ohm;

provided, that notwithstanding anything to the contrary in this Agreement, Ohm or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes an Ohm Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)            From and after the date of this Agreement, Ohm shall promptly (and in any event within 48 hours) notify Firefly of the receipt by Ohm (directly or indirectly) of any Ohm Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Ohm or any of its Subsidiaries made by any Person in connection with an Ohm Competing Proposal or any request for discussions or negotiations with Ohm or a Representative of Ohm relating to an Ohm Competing Proposal (including the identity of such Person), and Ohm shall provide to Firefly promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal made in writing provided to Ohm or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Ohm shall (A) keep Firefly reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Firefly of the status of any such discussions or negotiations and (B) provide to Firefly as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Ohm or its Representatives from any Person. Without limiting the foregoing, Ohm shall notify Firefly if Ohm determines to begin providing information or to engage in discussions or negotiations concerning an Ohm Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)            Except as permitted by Section 6.4(e), the Ohm Board, or any committee thereof, and its officers and directors will not, and will cause Ohm’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries not to, directly or indirectly:

(i)            withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Firefly, the Ohm Board Recommendation;

(ii)           fail to include the Ohm Board Recommendation in the Joint Proxy Statement;

(iii)          approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Ohm Competing Proposal;

(iv)         publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to an Ohm Competing Proposal (an “Ohm Alternative Acquisition Agreement”);

(v)          in the case of an Ohm Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Ohm Common Stock (other than by Firefly or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Ohm Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Ohm Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)         if an Ohm Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Ohm Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Firefly so requests in writing or (B) three (3) Business Days prior to the date of the Ohm Stockholders Meeting (or promptly after announcement or disclosure of such Ohm Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Ohm Stockholders Meeting); or

(vii)        cause or permit Ohm to enter into an Ohm Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), an “Ohm Change of Recommendation”).

(e)            Notwithstanding anything in this Agreement to the contrary:

(i)            the Ohm Board may after consultation with its outside legal counsel, make such disclosures as the Ohm Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Ohm Board Recommendation, such disclosure shall be deemed to be an Ohm Change of Recommendation and Firefly shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii)           prior to, but not after, the receipt of the Ohm Stockholder Approval, Ohm and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person if Ohm receives a bona fide written Ohm Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Ohm receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Ohm that are no less favorable to Ohm in the aggregate than the terms of the Confidentiality Agreement, as determined by the Ohm Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Ohm from providing any information to Firefly in accordance with this Section 6.4 or that otherwise prohibits Ohm from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, Firefly prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Ohm Board determines in good faith, after consultation with Ohm’s financial advisors and outside legal counsel, that such Ohm Competing Proposal is, or would reasonably be expected to lead to, an Ohm Superior Proposal and (D) prior to taking any such action, the Ohm Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(iii)          prior to, but not after, the receipt of the Ohm Stockholder Approval, in response to a bona fide written Ohm Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4, if the Ohm Board so chooses, the Ohm Board may effect an Ohm Change of Recommendation if:

(A)            the Ohm Board determines in good faith after consultation with Ohm’s financial advisors and outside legal counsel that such Ohm Competing Proposal is an Ohm Superior Proposal;

(B)            the Ohm Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Ohm Change of Recommendation in response to such Ohm Superior Proposal would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(C)            Ohm provides Firefly written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Ohm Board intends to consider whether to take such action and include a copy of the available proposed Ohm Competing Proposal and any applicable transaction and financing documents;

(D)            after giving such notice and prior to effecting such Ohm Change of Recommendation, Ohm will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Firefly (to the extent Firefly wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ohm Board not to effect an Ohm Change of Recommendation in response thereto; and

(E)            at the end of the four (4) Business Day period, prior to taking action to effect an Ohm Change of Recommendation, the Ohm Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Firefly in writing and any other information offered by Firefly in response to the notice, and determines in good faith (1) after consultation with Ohm’s financial advisors and outside legal counsel, that the Ohm Competing Proposal remains an Ohm Superior Proposal and (2) after consultation with Ohm’s outside legal counsel, that the failure to effect an Ohm Change of Recommendation in response to such Ohm Superior Proposal would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law; provided, that in the event of any material amendment or material modification to any Ohm Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Ohm Superior Proposal shall be deemed material), Ohm shall be required to deliver a new written notice to Firefly and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv)          prior to, but not after, the receipt of the Ohm Stockholder Approval, in response to an Ohm Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Ohm, Ohm may, if the Ohm Board so chooses, effect an Ohm Change of Recommendation if:

(A)            the Ohm Board determines in good faith after consultation with Ohm’s financial advisors and outside legal counsel that an Ohm Intervening Event has occurred;

(B)            the Ohm Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Ohm Change of Recommendation in response to such Ohm Intervening Event would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(C)            Ohm provides Firefly written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Ohm Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Ohm Intervening Event;

(D)            after giving such notice and prior to effecting such Ohm Change of Recommendation, Ohm will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Firefly (to the extent Firefly wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ohm Board not to effect an Ohm Change of Recommendation in response thereto; and

(E)            at the end of the four (4) Business Day period, prior to taking action to effect an Ohm Change of Recommendation, the Ohm Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Firefly in writing and any other information offered by Firefly in response to the notice, and determines in good faith after consultation with Ohm’s outside legal counsel, that the failure to effect an Ohm Change of Recommendation in response to such Ohm Intervening Event would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law; provided, that in the event of any material changes regarding any Ohm Intervening Event, Ohm shall be required to deliver a new written notice to Firefly and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)            During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Ohm shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Ohm Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Ohm Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Ohm Competing Proposal, on a confidential basis, to the Ohm Board and communicate such waiver to the applicable third party; provided, however, that Ohm shall advise Firefly at least two (2) Business Days prior to taking such action.

(g)            Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Ohm or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Ohm.

Section 6.5      Preparation of Joint Proxy Statement.

(a)            Ohm will promptly furnish to Firefly such data and information relating to it, its Subsidiaries (including Merger Sub and LLC Sub) and the holders of its capital stock, as Firefly may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto. Firefly will promptly furnish to Ohm such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Ohm may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b)            Promptly following the date hereof, Firefly and Ohm shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Joint Proxy Statement relating to matters submitted to the holders of Firefly Common Stock at the Firefly Stockholders Meeting and matters submitted to holders of Ohm Capital Stock at the Ohm Stockholders Meeting and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). Firefly and Ohm shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond as promptly as practicable to any comments of the SEC or its staff. Ohm and Firefly shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each of Firefly and Ohm will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Ohm and Firefly shall jointly prepare any response to such comments or requests. Each of Ohm and Firefly agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of Firefly and Ohm shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Firefly and Ohm will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)            Ohm and Firefly shall make all necessary filings with respect to the Mergers and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Ohm Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of Firefly and Ohm will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)            If at any time prior to the Company Merger Effective Time, any information relating to Ohm or Firefly, or any of their respective Affiliates, officers or directors, should be discovered by Ohm or Firefly that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Firefly and the stockholders of Ohm.

Section 6.6      Stockholders Meeting.

(a)            Firefly shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Firefly to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Firefly Stockholder Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been a Firefly Change of Recommendation in accordance with Section 6.3, the Firefly Board shall recommend that the stockholders of Firefly approve and adopt this Agreement at the Firefly Stockholders Meeting and the Firefly Board shall solicit from stockholders of Firefly proxies in favor of the adoption of this Agreement and the Transactions, and the Joint Proxy Statement shall include the Firefly Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Firefly (i) shall be required to adjourn or postpone the Firefly Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Firefly’s stockholders or (B) if, as of the time for which the Firefly Stockholders Meeting is scheduled, there are insufficient shares of Firefly Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Firefly Stockholders Meeting and (ii) may adjourn or postpone the Firefly Stockholders Meeting if, as of the time for which the Firefly Stockholders Meeting is scheduled, there are insufficient shares of Firefly Common Stock represented (either in person or by proxy) to obtain the Firefly Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Firefly Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Firefly Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Firefly Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Firefly Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Ohm, Firefly shall promptly provide Ohm with all voting tabulation reports relating to the Firefly Stockholders Meeting that have been prepared by Firefly or Firefly’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Ohm reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Firefly’s stockholders with respect thereto. Unless there has been a Firefly Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Firefly’s stockholders or any other Person to prevent the Firefly Stockholder Approval from being obtained. Once Firefly has established a record date for the Firefly Stockholders Meeting, Firefly shall not change such record date or establish a different record date for the Firefly Stockholders Meeting without the prior written consent of Ohm (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Firefly Stockholders Meeting permitted hereunder.

(b)            Ohm shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Ohm to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Ohm Stockholder Approval and the Ohm Charter Amendment Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been an Ohm Change of Recommendation in accordance with Section 6.4, the Ohm Board shall recommend that the stockholders of Ohm approve the Ohm Stock Issuance and the Ohm Board shall solicit from stockholders of Ohm proxies in favor of the Ohm Stock Issuance, and the Joint Proxy Statement shall include the Ohm Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Ohm (i) shall be required to adjourn or postpone the Ohm Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Ohm’s stockholders or (B) if, as of the time for which the Ohm Stockholders Meeting is scheduled, there are insufficient shares of Ohm Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Ohm Stockholders Meeting and (ii) may adjourn or postpone the Ohm Stockholders Meeting if, as of the time for which the Ohm Stockholders Meeting is scheduled, there are insufficient shares of Ohm Common Stock represented (either in person or by proxy) to obtain the Ohm Stockholder Approval and the Ohm Charter Amendment Approval; provided, however, that unless otherwise agreed to by the Parties, the Ohm Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Ohm Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Ohm Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Ohm Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Firefly, Ohm shall promptly provide Firefly with all voting tabulation reports relating to the Ohm Stockholders Meeting that have been prepared by Ohm or Ohm’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Firefly reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Ohm’s stockholders with respect thereto. Unless there has been an Ohm Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Ohm’s stockholders or any other Person to prevent the Ohm Stockholder Approval and the Ohm Charter Amendment Approval from being obtained. Once Ohm has established a record date for the Ohm Stockholders Meeting, Ohm shall not change such record date or establish a different record date for the Ohm Stockholders Meeting without the prior written consent of Firefly (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Ohm Stockholders Meeting permitted hereunder.

(c)            The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d)            Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of Firefly and Ohm agrees that its obligations to call, give notice of, convene and hold the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Firefly Change of Recommendation or an Ohm Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to Firefly or Ohm, as applicable, of any Firefly Competing Proposal or Ohm Competing Proposal or other proposal (including, with respect to Firefly, a Firefly Superior Proposal) or the occurrence or disclosure of any Firefly Intervening Event or Ohm Intervening Event.

(e)            Immediately after the execution of this Agreement, Ohm shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to Firefly evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7      Access to Information.

(a)            Subject to applicable Law and the other provisions of this Section 6.7, Firefly and Ohm each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Ohm, Firefly or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)            No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, Firefly or Ohm, as applicable, shall inform the other Party as to the general nature of what is being withheld and Firefly and Ohm shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)           No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)          Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)          No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)           The Confidentiality Agreement dated as of April 22, 2021 between Ohm and Firefly (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8      Reasonable Best Efforts; HSR and Other Approvals.

(a)           Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the Mergers and the other Transactions.

(b)           In furtherance of the foregoing, Ohm and Firefly shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Ohm, Firefly or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions and (iii) defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall Firefly, Ohm or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Ohm and Firefly shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(c)           Ohm and Firefly shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Ohm nor Firefly shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of Firefly, Ohm, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(d)           Firefly and Ohm shall file promptly (but in any event no later than ten (10) Business Days after the date of this Agreement) the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request promptly, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by the mutual agreement of Ohm and Firefly.

(e)           Notwithstanding anything to the contrary in this Agreement, none of Ohm, Firefly or any of their respective Subsidiaries shall be required to, and Ohm and Firefly may not and may not permit any of their respective Subsidiaries to, without the prior written consent of the other Party, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (ii) behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Parties or any of their Subsidiaries; (iv) any other action that limits or affects the Parties’ or their affiliates’ or Subsidiaries’ freedom of action; and (v) any other remedy, commitment or condition of any kind. For the avoidance of doubt, notwithstanding anything in this Section 6.8 to the contrary, nothing in this Section 6.8 shall require Ohm or Firefly or any of their respective Subsidiaries to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the consummation of the Transactions, including the Mergers.

Section 6.9      Employee Matters.

(a)           The Parties agree that, prior to the Closing, the Parties shall cooperate in reviewing, evaluating and analyzing the Ohm Benefit Plans and Firefly Benefit Plans with a view toward developing appropriate new Employee Benefit Plans or maintaining appropriate Ohm Benefit Plans or Firefly Benefit Plans (in either case, the “New Plans”) with respect to each employee of Ohm or any of its Subsidiaries (following the Closing, including, for the avoidance of doubt, employees of the Surviving Corporation, LLC Sub or any of its Subsidiaries) (collectively, “Continuing Employees”), which New Plans will, to the extent permitted by applicable Law, and among other things, (i) treat similarly-situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) following the Company Merger Effective Time, not discriminate between employees who were covered by Ohm Benefit Plans, on the one hand, and those covered by Firefly Benefit Plans, on the other hand. In addition, the Parties agree that for a period of 12 months following the Company Merger Effective Time (the “Continuation Period”), and subject to the last sentence of this Section 6.9(b), Ohm shall, or shall cause the applicable Subsidiary of Ohm, including Firefly and its Subsidiaries, to provide each Continuing Employee compensation and employee benefits (including, for the avoidance of doubt, severance payments and benefits) that are (i) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Company Merger Effective Time, (ii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Ohm or any of its Subsidiaries immediately prior to the Company Merger Effective Time if such Continuing Employee was employed by Firefly or any of its Subsidiaries immediately prior to the Company Merger Effective Time, (iii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Firefly or any of its Subsidiaries immediately prior to the Company Merger Effective Time if such Continuing Employee was employed by Ohm or any of its Subsidiaries immediately prior to the Company Merger Effective Time or (iv) a combination of the foregoing. For the avoidance of doubt, nothing in this Section 6.9(b) shall prevent Ohm or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis or vice versa.

(b)           Prior to the Company Merger Effective Time, the Ohm Board and the Firefly Board shall take such action as is necessary to provide that the Transactions contemplated by this Agreement are deemed to constitute a “Change in Control” or “Change of Control” for purposes of each Firefly Benefit Plan or Ohm Benefit Plan listed on Schedule 6.9(b) of the Firefly Disclosure Letter and Schedule 6.9(b) of the Ohm Disclosure Letter.

(c)           Ohm shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between Firefly (or a Subsidiary thereof) and a Continuing Employee, including, but not limited to, those Firefly Benefit Plans set forth on Schedule 6.9(c) of the Firefly Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(d)           From and after the Company Merger Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under the corresponding New Plans (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits, equity or equity based award granted after the Company Merger Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employees’ service with Ohm and its Subsidiaries or Firefly and its Subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Ohm Benefit Plan or Firefly Benefit Plan, as applicable, in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits or compensation.

(e)           The Parties shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to use reasonable best efforts to (i) waive any limitation on health coverage of any Continuing Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable New Plan to the extent such Continuing Employee or eligible dependents are covered under an analogous Ohm Benefit Plan or Firefly Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Ohm Benefit Plan or Firefly Benefit Plan, as applicable, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Ohm Benefit Plan or Firefly Benefit Plan, as applicable, in effect immediately prior to the Closing Date.

(f)            Prior to the Closing Date, if requested by Ohm in writing at least three (3) days before the Closing, Firefly shall cause Firefly and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Firefly Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Firefly 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Firefly 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. Firefly shall provide Ohm with an advance copy of all documentation necessary to effect this Section 6.9(f) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Firefly 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Ohm shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Ohm (the “Ohm 401(k) Plan”) to (A) cause the Ohm 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Firefly Employee from the Firefly 401(k) Plan to the Ohm 401(k) Plan, including any outstanding loans and (B) cause each Firefly Employee to become a participant in the Ohm 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(d)).

(g)           Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any New Plan, Ohm Benefit Plan, Firefly Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Firefly, Ohm or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Firefly Employee or other current or former employee of Firefly, Ohm or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Ohm, the Surviving Corporation, LLC Sub or any of their Affiliates from terminating the employment or service of any Person, including a Firefly Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Ohm or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation and following the consummation of the LLC Sub Merger, LLC Sub) or any particular term or condition of employment or service, or (iii) prevent Ohm, the Surviving Corporation, LLC Sub or any of their Affiliates from terminating, revising or amending any New Plan, Ohm Benefit Plan, Firefly Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Firefly, Ohm or any of their respective Subsidiaries.

Section 6.10      Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time, Ohm and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Ohm or Firefly, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of Ohm, Firefly or any of their respective Subsidiaries or who acts as a fiduciary under any Ohm Benefit Plan or Firefly Benefit Plan or is or was serving at the request of Ohm, Firefly or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Ohm, Firefly or any of their respective Subsidiaries, a fiduciary under any Ohm Benefit Plan or Firefly Benefit Plan or is or was serving at the request of Ohm, Firefly or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, at or after the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Ohm and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Firefly’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain Firefly’s regularly engaged legal counsel or other counsel satisfactory to them, and Ohm and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Ohm and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify Ohm and the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Ohm or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Ohm or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Ohm, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)           Ohm, the Surviving Corporation and LLC Sub agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that none of Ohm, the Surviving Corporation nor LLC Sub shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation, LLC Sub or their Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation, LLC Sub or any of their Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Ohm shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Ohm, Firefly or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c)           Ohm, the Surviving Corporation and LLC Sub shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)           Ohm and the Surviving Corporation will cause to be put in place, and Ohm shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Firefly’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Firefly’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Ohm or Firefly, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)           In the event that Ohm, the Surviving Corporation, LLC Sub or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Ohm, the Surviving Corporation or LLC Sub, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Ohm, Firefly or any of their respective Subsidiaries, or under any applicable Contracts or Law. Ohm, the Surviving Corporation and LLC Sub shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11      Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of Firefly or Ohm, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), Firefly or Ohm, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12      Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Merger; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Firefly Competing Proposal or an Ohm Competing Proposal, as applicable, and matters related thereto or a Firefly Change of Recommendation or an Ohm Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable.

Section 6.13      Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14      Transfer Taxes. Except as otherwise provided in Section 3.4(b), to the extent any Transfer Taxes are imposed with respect to the Mergers, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.15      Section 16 Matters. Prior to the Company Merger Effective Time, Ohm, Merger Sub, LLC Sub and Firefly shall take all such steps as may be required to cause any dispositions of equity securities of Firefly (including derivative securities) or acquisitions of equity securities of Ohm (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Firefly, or will become subject to such reporting requirements with respect to Ohm, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.16      Stock Exchange Listing and Deregistration. Ohm shall take all action necessary to cause the Ohm Common Stock to be issued in the Mergers to be approved for listing on the NASDAQ prior to the Company Merger Effective Time, subject to official notice of issuance. Prior to the Closing Date, Firefly shall cooperate with Ohm and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Firefly Common Stock from the NYSE and the deregistration of the shares of Firefly Common Stock under the Exchange Act promptly after the Company Merger Effective Time, and in any event no more than ten (10) days after the Company Merger Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, Firefly shall make available to Ohm, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Ohm shall promptly notify Firefly of any material communications or correspondence received by Ohm from the NASDAQ with respect to the listing of Ohm Common Stock to be issued in the Merger or other securities of Ohm, compliance with the rules and regulations of the NASDAQ, and any potential suspension or delisting action contemplated or threatened by the NASDAQ.

Section 6.17      Tax Matters.

(a)           Each of Ohm and Firefly will use (and will cause each of its Affiliates to use) its reasonable best efforts to cause the Mergers to qualify, and will not take (and will prevent each of its Affiliates from taking) any actions that could reasonably be expected to prevent the Mergers from qualifying, for the Reorganization Treatment. Each of Ohm and Firefly will comply (and will cause each of its Affiliates to comply) with all representations, warranties and covenants contained in the Ohm Tax Certificates and the Firefly Tax Certificates, respectively, to the extent necessary to cause the Mergers to qualify for the Reorganization Treatment.

(b)           Each of Ohm and Firefly will (and will cause each of its Affiliates to) reasonably cooperate and use its reasonable best efforts in order for Ohm and Firefly to obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d), respectively, and any other opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement. In connection therewith, (i) Ohm shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement (each such certificate, an “Ohm Tax Certificate”) and (ii) Firefly shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement (each such certificate, a “Firefly Tax Certificate”), in each case dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement). Each of Ohm and Firefly shall (and shall cause each of its Affiliates to) provide such other information as is reasonably requested by any such counsel for purposes of rendering the opinions described in Section 7.2(d) and Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement.

(c)            Each of Ohm, Merger Sub, LLC Sub and Firefly will notify the other Parties promptly after becoming aware of any fact that could reasonably be expected to cause the Mergers not to qualify for the Reorganization Treatment.

(d)           This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall use reasonable best efforts to treat the Mergers as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, file their applicable Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 6.18      Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.19      Obligations of Merger Sub and LLC Sub. Ohm shall take all action necessary to cause Merger Sub and LLC Sub to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.20      Prepayment of Firefly Credit Facility. Firefly and its Subsidiaries shall deliver to Ohm at least one (1) Business Day prior to the Closing Date a duly executed payoff letter in form reasonably satisfactory to Ohm, setting forth the total amounts payable pursuant to the Firefly Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Firefly Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Firefly Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Firefly Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due and obligations in respect of letters of credit and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable issuing banks and hedge counterparties, respectively, and Ohm and Firefly), the Loan Documents (as defined in the Firefly Credit Facility) shall be terminated with respect to Firefly and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on Firefly and its Subsidiaries and their respective assets (other than liens securing obligations in respect to letters of credit that may survive pursuant to the terms of such payoff letter) and equity securing the Firefly Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on Firefly and its Subsidiaries and their respective assets and equity securing, and any guarantees by Firefly and its Subsidiaries in respect of, such Firefly Credit Facility.

Section 6.21      Derivative Contracts; Hedging Matters.

(a)           Firefly shall use reasonable best efforts to assist Ohm, its Subsidiaries and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of Firefly or any of its Subsidiaries, in each case, on terms that are reasonably requested by Ohm and effective at and conditioned upon the Closing.

(b)           Between the date hereof and the Company Merger Effective Time, (i) each of Firefly and Ohm shall not unwind or otherwise modify existing hedges or enter into any Derivative Transactions, except that each of Firefly and Ohm may enter into incremental Derivative Transactions to comply with any hedging requirements under the Firefly Credit Facility and the Ohm Credit Facility, respectively, or on an opportunistic basis as mutually agreed upon between the Parties, and (ii) each of Firefly and Ohm shall notify the other Party promptly following any changes to its hedge positions.

Section 6.22      Distributions. Between the date of this Agreement and the Company Merger Effective Time, each of Ohm and Firefly shall coordinate with each other regarding the declaration and payment of dividends in respect of shares of Ohm Common Stock and Firefly Common Stock and the record and payment dates relating thereto, so that no holder of shares of Firefly Common Stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable shares of Firefly Common Stock or Ohm Common Stock received as Merger Consideration.

Section 6.23      Ohm Charter Amendment. Prior to the Company Merger Effective Time, if Ohm has received the Ohm Charter Amendment Approval at the Ohm Stockholder Meeting, Ohm shall adopt the Ohm Charter Amendment.

Section 6.24      Disputed Claims. From and after the Company Merger Effective Time, Ohm shall authorize and reserve, free of preemptive rights and other preferential rights, a number of its previously authorized but unissued shares equal to a number of shares of Ohm Common Stock equal to (x) the Exchange Ratio multiplied by (y) the Firefly Reserved Shares in order to satisfy any outstanding General Unsecured Claims (as defined in the Firefly Chapter 11 Plan).

Section 6.25      Special Dividend. Prior to the Company Merger Effective Time, the Ohm Board, subject to applicable Law, shall declare and set the record date and payment date for the Ohm Special Dividend; provided, that the payment of the Ohm Special Dividend shall be contingent upon consummation of the Company Merger.

Section 6.26      Minimum Liquidity. As of immediately prior to the Company Merger Effective Time, Firefly shall have sufficient cash on hand or undrawn capacity under the Firefly Credit Facility, or any combination thereof, in an amount equal to the Cash Consideration (the “Minimum Liquidity”); provided that the sum of (x) total amounts outstanding under the Firefly Credit Facility and (y) undrawn capacity under the Firefly Credit Agreement counted towards Minimum Liquidity shall not exceed $150 million.

Article VII
CONDITIONS PRECEDENT

Section 7.1      Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)           Stockholder Approvals. (i) Firefly Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Firefly and (ii) the Ohm Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Ohm.

(b)           Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)           No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d)           Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)           NASDAQ Listing and SEC Registration. The shares of Ohm Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NASDAQ, upon official notice of issuance.

(f)            Special Dividend. The Ohm Special Dividend shall have been declared in accordance with Section 6.25.

Section 7.2      Additional Conditions to Obligations of Ohm, Merger Sub and LLC Sub. The obligations of Ohm, Merger Sub and LLC Sub to consummate the Mergers are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Ohm, in whole or in part, to the extent permitted by applicable Law:

(a)           Representations and Warranties of Firefly. (i) The representations and warranties of Firefly set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a), (b) and (c) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Firefly set forth in Section 4.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Firefly set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Firefly Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b)           Performance of Obligations of Firefly. Firefly shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c)           Compliance Certificate. Ohm shall have received a certificate of Firefly signed by an executive officer of Firefly, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

(d)           Tax Opinion. Ohm shall have received an opinion from Vinson & Elkins L.L.P. (or other legal counsel selected by Ohm and reasonably satisfactory to Firefly), in form and substance reasonably satisfactory to Ohm, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.2(d), such counsel shall have received and may rely upon the Ohm Tax Certificate and the Firefly Tax Certificate requested by and provided to it and such other information reasonably requested by and provided to it by Ohm, Firefly or any of their respective Affiliates for purposes of rendering such opinion.

Section 7.3      Additional Conditions to Obligations of Firefly. The obligation of Firefly to consummate the Mergers is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Firefly, in whole or in part, to the extent permitted by applicable Law:

(a)           Representations and Warranties of Ohm, the Merger Sub and LLC Sub. (i) The representations and warranties of Ohm, Merger Sub and LLC Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a), (b) and (c) (Capital Structure), Section 5.3(a) (Authority; No Violations; Consents and Approvals), Section 5.6(a) (Absence of Certain Changes or Events) and Section 5.29 (No Repurchases) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 5.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Ohm set forth in Section 5.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Ohm, Merger Sub and LLC Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Ohm Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b)           Performance of Obligations of Ohm, Merger Sub and LLC Sub. Ohm, Merger Sub and LLC Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(c)            Compliance Certificate. Firefly shall have received a certificate of Ohm signed by an executive officer of Ohm, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)           Tax Opinion. Firefly shall have received an opinion from Kirkland & Ellis LLP (or other legal counsel selected by Firefly and reasonably satisfactory to Ohm), in form and substance reasonably satisfactory to Firefly, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.3(d), such counsel shall have received and may rely upon the Ohm Tax Certificate and the Firefly Tax Certificate requested by and provided to it and such other information reasonably requested by and provided to it by Ohm, Firefly or any of their respective Affiliates for purposes of rendering such opinion.

Section 7.4      Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

Section 8.1      Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Firefly Stockholder Approval or the Ohm Stockholder Approval has been obtained:

(a)           by mutual written consent of Firefly and Ohm;

(b)           by either Firefly or Ohm:

(i)            if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)           if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on October 7, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii)          in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv)          if (A) the Firefly Stockholder Approval shall not have been obtained upon a vote held at a duly held Firefly Stockholders Meeting, or (B) the Ohm Stockholder Approval shall not have been obtained upon a vote at a duly held Ohm Stockholders Meeting;

(c)           by Ohm, prior to, but not after, the time the Firefly Stockholder Approval is obtained, if the Firefly Board or a committee thereof shall have effected a Firefly Change of Recommendation (whether or not such Firefly Change of Recommendation is permitted by this Agreement); and

(d)           by Firefly, prior to, but not after, the time the Ohm Stockholder Approval is obtained, if the Ohm Board or a committee thereof shall have effected an Ohm Change of Recommendation (whether or not such Ohm Change of Recommendation is permitted by this Agreement).

Section 8.2      Notice of Termination; Effect of Termination.

(a)           A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)           In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

Section 8.3      Expenses and Other Payments.

(a)           Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Mergers shall be borne equally by Ohm and Firefly.

(b)           If Ohm terminates this Agreement pursuant to Section 8.1(c) (Firefly Change of Recommendation), then Firefly shall pay Ohm the Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Ohm no later than three (3) Business Days after notice of termination of this Agreement.

(c)           If Firefly terminates this Agreement pursuant to Section 8.1(d), (Ohm Change of Recommendation), then Ohm shall pay Firefly the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Firefly no later than three (3) Business Days after notice of termination of this Agreement.

(d)           If (i) (A) Ohm or Firefly terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Firefly Stockholder Approval), and on or before the date of any such termination a Firefly Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Firefly Stockholders Meeting or (B) Firefly terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Ohm would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Firefly Terminable Breach) or Ohm terminates this Agreement pursuant to Section 8.1(b)(iii) (Firefly Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Firefly Competing Proposal shall have been announced, disclosed or otherwise communicated to the Firefly Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Firefly enters into a definitive agreement with respect to a Firefly Competing Proposal (or publicly approves or recommends to the stockholders of Firefly or otherwise does not oppose, in the case of a tender or exchange offer, a Firefly Competing Proposal) or consummates a Firefly Competing Proposal, then Firefly shall pay Ohm the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Firefly Competing Proposal or (y) entering into a definitive agreement relating to a Firefly Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of Firefly Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(e)           If (i) (A) Ohm or Firefly terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Ohm Stockholder Approval), and on or before the date of any such termination an Ohm Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Ohm Stockholders Meeting or (B) Ohm terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Firefly would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Ohm Terminable Breach) or Firefly terminates this Agreement pursuant to Section 8.1(b)(iii) (Ohm Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination an Ohm Competing Proposal shall have been announced, disclosed or otherwise communicated to the Ohm Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Ohm enters into a definitive agreement with respect to an Ohm Competing Proposal (or publicly approves or recommends to the stockholders of Ohm or otherwise does not oppose, in the case of a tender or exchange offer, an Ohm Competing Proposal) or consummates an Ohm Competing Proposal, then Ohm shall pay Firefly the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Ohm Competing Proposal or (y) entering into a definitive agreement relating to a Ohm Competing Proposal. For purposes of this Section 8.3(e), any reference in the definition of Ohm Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f)            In no event shall Ohm or Firefly, respectively, be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) Firefly and its Subsidiaries against Ohm, Merger Sub and LLC Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Ohm, Merger Sub and LLC Sub shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Ohm, Merger Sub or LLC Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Ohm in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Ohm, Merger Sub and LLC Sub against Firefly and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Firefly shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Firefly and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Firefly in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

Article IX
GENERAL PROVISIONS

Section 9.1      Schedule Definitions. All capitalized terms in the Firefly Disclosure Letter and the Ohm Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2      Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.28 (No Additional Representations), Section 5.30 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 9.3      Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)             if to Ohm, Merger Sub or LLC Sub, to:

Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002
Attention:	Nickolas J. Lorentzatos

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, TX 77002
Attention:	David P. Oelman Stephen M. Gill Benji Barron
E-mail:	doelman@velaw.com sgill@velaw.com bbarron@velaw.com

(ii)            if to Firefly, to:

Whiting Petroleum Corporation
1700 Lincoln Street, Suite 4700
Denver, Colorado 80203
Attention:	M. Scott Regan

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:	Sean T. Wheeler, P.C. Debbie Yee, P.C. Cephas Sekhar
E-mail:	sean.wheeler@kirkland.com debbie.yee@kirkland.com cephas.sekhar@kirkland.com

Section 9.4      Rules of Construction.

(a)           Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)          The inclusion of any information in the Firefly Disclosure Letter or Ohm Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, that such information is required to be listed in the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, that such items are material to Firefly and its Subsidiaries, taken as a whole, or Ohm and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Firefly Material Adverse Effect or an Ohm Material Adverse Effect. The headings, if any, of the individual sections of each of the Ohm Disclosure Letter and Firefly Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Firefly Disclosure Letter and Ohm Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Firefly Disclosure Letter or Ohm Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)          The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Firefly Disclosure Letter or Ohm Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)          All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)           In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Ohm or Firefly, as applicable, prior to the date of this Agreement); any (ii) Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by Firefly or Ohm, as applicable, (B) filed with or furnished to the SEC and available on EDGAR, or (C) provided by Firefly or Ohm, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Houston, Texas time on the day prior to the execution of this Agreement.

Section 9.5      Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6      Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Firefly Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time and (b) Section 6.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7      Governing Law; Venue; Waiver of Jury Trial.

(a)          THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)          THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.7.

Section 9.8      Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10      Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.11      Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of Firefly, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.12      Extension; Waiver. At any time prior to the Company Merger Effective Time, Firefly and Ohm may, to the extent legally allowed:

(a)           extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)           waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)           waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by Firefly or Ohm in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.13      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Ohm, Firefly, Merger Sub or LLC Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

OASIS PETROLEUM INC.

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

OHM MERGER SUB INC.

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

NEW OHM LLC

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

WHITING PETROLEUM CORPORATION

By:	/s/ Lynn A. Peterson
Name:	Lynn A. Peterson
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, Crestwood Equity Partners LP and its Subsidiaries shall not be deemed Affiliates of Ohm hereunder. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Annex A

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Firefly Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Firefly or any of its Subsidiaries, or under or with respect to which Firefly or any of its Subsidiaries has any current or contingent liability or obligation.

“Firefly Chapter 11 Plan” means that certain Joint Chapter 11 Plan of Reorganization of Firefly and its Debtor Affiliates (as defined therein), as amended and supplemented.

“Firefly Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Ohm or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Firefly or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Firefly’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Firefly Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Firefly Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Firefly or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Firefly’s and its Subsidiaries’ assets or equity interests.

Annex A

“Firefly Credit Facility” means the Credit Agreement, dated as of September 1, 2020, among Firefly, as parent guarantor, Whiting Oil and Gas Corporation, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended by the First Amendment thereto executed effective as of June 7, 2021, and as further amended by the Second Amendment thereto executed effective as of September 15, 2021, and as may be further amended prior to the Closing Date in compliance with the provisions hereof.

“Firefly Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Firefly that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Firefly Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Firefly Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Firefly Competing Proposal or Ohm Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes the market price or trading volume of Firefly’s stock or Ohm’s stock or any other securities of Firefly or Ohm, or the fact that Firefly or Ohm meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Firefly Intervening Event), constitute a Firefly Intervening Event.

“Firefly Reserve Engineer” means Netherland, Sewell & Associates, Inc.

“Firefly Reserved Shares” means a reserve of 2,121,304 shares of Firefly Common Stock for potential future distribution to certain general unsecured claimants arising out of the Firefly Chapter 11 Plan, as may be reduced following the date hereof in accordance with the Firefly Chapter 11 Plan.

“Firefly Series A Warrant Agreement” means that certain Warrant Agreement by and between Firefly and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series A Warrants to purchase Firefly Common Stock.

“Firefly Series B Warrant Agreement” means that certain Warrant Agreement by and between Firefly and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series B Warrants to purchase Firefly Common Stock.

“Firefly Stockholder Approval” means the adoption of this Agreement and the approval of Transactions by the holders of a majority of the outstanding shares of Firefly Common Stock entitled to vote thereon.

Annex A

“Firefly Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Ohm or any of its Subsidiaries) to acquire, directly or indirectly, (a) businesses or assets of Firefly or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Firefly’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the aggregate outstanding shares of Firefly Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Firefly Board, after consultation with Firefly’s financial advisors, (i) if consummated, would result in a transaction more favorable to Firefly’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Ohm in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Firefly Board and (iii) for which, if applicable, and after considering all other factors the Firefly Board deems relevant.

“Firefly Warrant Agreements” means, collectively, the Firefly Series A Warrant Agreement and the Firefly Series B Warrant Agreement.

“Firefly Warrants” means, collectively, those certain warrants issued pursuant to the (i) the Firefly Series A Warrant Agreement (“Firefly Series A Warrants”) and (ii) the Firefly Series B Warrant Agreement (“Firefly Series B Warrants”).

“Governmental Entity” means any federal, state, tribal, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

Annex A

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include (i)  accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of Firefly, the individuals listed in Schedule 1.1 of the Firefly Disclosure Letter and (b) in the case of Ohm, the individuals listed in Schedule 1.1 of the Ohm Disclosure Letter.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

Annex A

“Law” means any law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)            general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)           conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)          conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)          political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions;

(vi)          the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)         the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by the other Party or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

Annex A

(viii)        changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)          any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Ohm Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Ohm or any of its Subsidiaries, or under or with respect to which Ohm or any of its Subsidiaries has any current or contingent liability or obligation.

“Ohm Chapter 11 Plan” means that certain Joint Prepackaged Chapter 11 Plan of Reorganization of Ohm and its Debtor Affiliates, as amended and supplemented.

“Ohm Charter Amendment” means the amendment to the certificate of incorporation of Ohm substantially in the form of Exhibit A (with such changes as may be agreed to in writing by Ohm and Firefly prior to obtaining the Ohm Charter Amendment Approval).

“Ohm Charter Amendment Approval” means the affirmative vote of the holders of at least a majority of the voting power of the stock of Ohm entitled to vote on the adoption of the Ohm Charter Amendment.

“Ohm Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Ohm or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Ohm or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Ohm’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Ohm Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Ohm Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ohm or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Ohm’s and its Subsidiaries’ assets or equity interests.

Annex A

“Ohm Credit Facility” means the Credit Agreement, dated as of November 19, 2020, among Ohm, as borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of February 19, 2021, as further amended by the Second Amendment thereto executed effective as of March 22, 2021, as further amended by the Third Amendment thereto executed effective as of May 3, 2021, as further amended by the Fourth Amendment thereto executed effective as of May 21, 2021, as further amended by the Fifth Amendment thereto executed effective as of October 21, 2021, and as further amended by the Sixth Amendment thereto executed effective as of December 22, 2021, and as may be further amended prior to the Closing Date in compliance with the provisions hereof.

“Ohm Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Ohm that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Ohm Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Ohm Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an Ohm Competing Proposal or Firefly Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of Ohm’s stock or Firefly’s stock or any other securities of Ohm or Firefly, or the fact that Ohm or Firefly meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute an Ohm Intervening Event), constitute an Ohm Intervening Event.

“Ohm PSU Awards” means any restricted stock units granted under the Ohm Equity Plan subject to performance-based vesting.

“Ohm Restricted Stock Awards” means any restricted stock awards granted under the Ohm Equity Plan.

“Ohm RSU Awards” means any restricted stock units granted under the Ohm Equity Plan subject to time-based vesting.

“Ohm Special Dividend” means a dividend payable by Ohm to the holders of Ohm Common Stock as of a record date prior to the Company Merger Effective Time, in a per-share amount up to $15.00. For the avoidance of doubt, the Ohm Special Dividend shall be in addition to dividends that are consistent with Ohm’s dividend policy publicly announced prior to the date hereof.

Annex A

“Ohm Stockholder Approval” means the approval of the Ohm Stock Issuance by the affirmative vote of a majority of the shares of Ohm Capital Stock entitled to vote thereon and present in person and represented by proxy at the Ohm Stockholders Meeting in accordance with the rules and regulations of the NASDAQ and the Organizational Documents of Ohm.

“Ohm Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Firefly or any of its Subsidiaries) to acquire, directly or indirectly, (a) businesses or assets of Ohm or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Ohm’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the aggregate outstanding shares of Ohm Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Ohm Board, after consultation with Ohm’s financial advisors, (i) if consummated, would result in a transaction more favorable to Ohm’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Firefly in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Ohm Board and (iii) for which, if applicable, and after considering all other factors the Ohm Board deems relevant.

“Ohm Warrant Agreement” means that certain Warrant Agreement by and between Ohm and Computershare Trust Company, N.A., as warrant agent, dated as of November 19, 2020.

“Ohm Warrants” means those certain warrants issued pursuant to the Ohm Warrant Agreement.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

Annex A

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) Ohm, Merger Sub and LLC Sub when used with respect to Firefly, and (b) Firefly when used with respect to Ohm, Merger Sub or LLC Sub.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)           to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)           contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of Firefly or Ohm, as applicable, in accordance with GAAP;

(c)           Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Firefly Reserve Report or the Ohm Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Firefly Reserve Report or the dates of the Ohm Reserve Report, as applicable;

(d)           Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

Annex A

(e)           such Encumbrances as Firefly (in the case of Encumbrances with respect to properties or assets of Ohm or its Subsidiaries) or Ohm (in the case of Encumbrances with respect to properties or assets of Firefly or its Subsidiaries), as applicable, have expressly waived in writing;

(f)            all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of Firefly or Ohm, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)           any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)            Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)            Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of Firefly or Ohm, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Firefly Reserve Report or Ohm Reserve Report, as applicable, with respect to such lease, or increase the working interest of Firefly or Ohm (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Firefly Reserve Report or Ohm Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect or Ohm Material Adverse Effect, as applicable; or

(j)            with respect to (i) Ohm and its Subsidiaries, Encumbrances arising under the Ohm Credit Facility and (ii) Firefly and its Subsidiaries, Encumbrances arising under the Firefly Credit Facility.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by Firefly or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

Annex A

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, and other assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Governmental Entity.

Annex A

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Termination Fee” means $98,000,000.

“Trading Day” means any day on which the Ohm Common Stock is listed or quoted and traded on the NASDAQ.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

Annex A

EXHIBIT A

Form of Ohm Charter Amendment

[See attached.]

Exhibit A

CERTIFICATE OF FIRST AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OASIS PETROLEUM INC.

[●], 2022

Oasis Petroleum Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The Certificate of Incorporation of the Corporation was originally filed on February 25, 2010 and subsequently amended and restated by the Amended and Restated Certificate of Incorporation on November 19, 2020 (collectively, the “Current Certificate of Incorporation”).

SECOND: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of First Amendment amends certain provisions of the Current Certificate of Incorporation.

THIRD: The first sentence of the first paragraph (a) of Article FOURTH of the Current Certificate of Incorporation is hereby amended and restated as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 125,000,000 shares of capital stock, classified as (i) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and (ii) 120,000,000 shares of common stock, par value $0.01 per share (“Common Stock”).”

Except as provided above, the Current Certificate of Incorporation is unchanged and remains in full force and effect.

FOURTH: The foregoing amendment was duly adopted by the Board of Directors of the Corporation in accordance with Section 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of First Amendment has been executed by a duly authorized officer of the Corporation as of the date first written above.

OASIS PETROLEUM INC.

By:

Name:

Title:

[Signature Page to Certificate of First Amendment to
Amended and Restated Certificate of Incorporation of Oasis Petroleum Inc.]